

ALLIED GOLD LIMITED

# producing milestones in:

annual report 2007

07

explore
find>
# produce




07

# chairmans address

It is with enthusiasm and expectation that I present the 2007 Annual Report of Allied Gold Limited, as the Company is on the verge of transforming from a green field exploration Company to that of a significant Gold Producing Entity.

The principal focus of the company over the year was the design and construction of the Simberi Oxide Gold project consisting of an optimised 2.2 mtpa CIL plant at a project cost of approximately USD$60 million. Once completed, an expected average production of 84,000 ounces per annum over the life of the mine will be achieved.

The Company's ability to deliver this project within the expected timeframe and materially within budget is truly an achievement in itself in the current market, and acknowledgement must go to the Board and management team who have worked tirelessly to ensure this result.

Subsequent to the end of the financial year, the Company completed its initial draw down from its USD$25 million facility with RMB and Macquarie Banks. As a condition precedent to the draw down, Allied Gold hedged 170,000 ounces of gold at an effective price of USD$700 per ounce. The Participating Gold Forward Option that the Company has entered into also allows the Company to participate in any upside in the price of gold for 40% of the Company's hedging commitment while remaining protected at USD$700 per ounce at all times as a worst case on the entire 170,000 ounces hedged.

Whilst the main focus was the completion of the Simberi Oxide Gold Project, Allied Gold continued its exploration efforts on Simberi, Tatau and Tabar Islands. A share placement was completed in March 2007 to raise $12 million to fund the acquisition of drill rigs and exploration activities. The majority of the exploration work was conducted on Simberi Island. This has resulted in a significantly better understanding of the geology of the island and has generated a number of very significant targets which will be drilled in the coming year. Ore reserves were increased by 43,000 ounces as a result of drilling.

The market capitalisation of the company has again grown from the previous year from $111 million to $230 million. The Company is very well placed to forge ahead as a Gold Producer with extremely good potential for increased mine life resulting from the company's continued exploration efforts.

Furthermore, the company having established itself in Papaua New Guinea with full independent logistical and drilling infrastructure is well positioned to investigate and pursue other opportunities that exist.

On behalf of the Board, I would like to thank the Management and employees of Allied Gold and recognize their significant contribution and dedication in delivering the Simberi Oxide Project. In addition the Board wishes to acknowledge you, our shareholders, for your continued support and confidence in the Company and look forward to your further support in the Company's next phase of its development.

Mark Caruso
Chairman

# project review

## Tabar Islands Gold Project

<u>Background</u>

The Tabar Islands Group, consisting of Simberi, Tatau, Mapua and (Big) Tabar Islands, lies in the north of the New Ireland Province in Papua New Guinea, approximately 130 kilometres east of the provincial capital, Kavieng, and 60 kilometres northwest of Lihir Island. The four islands cover an area of approximately 270 square kilometres.

Apart from some minor, small-scale alluvial (placer) gold workings there are no records of past mining activities in the Tabar Islands. Modern exploration by Nord Pacific and other JV partners commenced in 1981. From 1983 to 1993, exploration over the Tabar Islands was carried out by a joint venture comprising Kennecott Explorations, Niugini Mining as operators, and Nord as the minor partner. In 1993, Nord acquired the interests of Kennecott and Niugini, who opted to focus on Lihir. In 2003 Allied Gold acquired Nord and by 2005 had obtained 100% ownership of the project.

In 1996, a feasibility study was commissioned that investigated the mining of 4.6Mt of near surface oxide ores over a 5 year period to recover about 190,000 ounces of gold. The study demonstrated favourable project economics and culminated in the grant of a Mining Lease (ML 136) to Simberi Gold Company Ltd (SGC), a subsidiary of Nord Pacific, in December 1996. However, due to a decline in the gold price in the later part of the 1990's the development of the project was deferred.

In 2003, favourable gold prices and outlook catalysed a review and update of the 1996 feasinility study. The 2003 study confirmed that the commissioning of an oxide gold mining project on Simberi Island was both technically and economically viable. This study incorporated additional reserves that were identified in 1997/ 1998 drilling programs and the study addressed the mining of about 9Mt of ore over a 9.5 year mine life to recover approximately 325,000 ounces of gold.




PNG
Australia


150°00'E
153°00'E
LIHIR GOLD MINE
Production 600,000oz pa
Resources 45Moz
2°00'S
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Feni Island
Bismarck Sea
N
New Britain
Solomon Sea
0
100km

Bottom right: RC Drilling at Sorwar Pit.
Bottom left: Exploration Camp at Simberi.

## project review (cont.)

Since 2003, intensive drilling programmes at the main Sorowar deposit have significantly increased the Project's resource inventory and current resources of all material types (oxide, transitional and sulphides) resources comprise approximately 57Mt at an average grade of 1.3g/t gold for approximately 2.4 million ounces of contained gold. Just over half (about 52%) of the gold ounces identified on Simberi are contained in sulphide resources. To date there have been 1439 holes drilled on Simberi Island (1309 reverse circulation [RC] and 130 diamond cored) for a total of 115,513 metres.





# project review

### Tabar Islands Gold Project (cont'd)

In 2005 the 2003 feasibility was updated to include additional reserves and investigated a higher process plant throughput of 1.65Mtpa. This study known as the Optimised Feasibility Study resulted in a project that would mine and process 15.4Mt of ore over a 9.4 year mine life to recover 585,000 ounces of gold. The ore was to be delivered to the process plant located on the coast in Pigiput Plantation from the remote deposits (distances of up to 3 kilometres away) by slurry pipeline.

In April 2006 Allied submitted a variation of proposal to PNG Department of Mines (DoM) to process at a higher rate (2Mtpa) and deliver the ore from the remote pits by a suspended conveyor system known as a Ropecon. Updated reserves and in-pit resources estimates by Golder Associates in July 2006 resulted in 17.7Mt of ore grading 1.37g/t Au and containing approximately 785,000 ounces of gold. The process plant will be capable of processing 2.2Mpta and this coupled with the new reserves will result in a mine life of 8.2 years and recover 692,000 ounces of gold or approximately 84,000 ounces per year.

Below: Wharf lay down area.



SGC also applied for an extension of term of ML136 for an additional 10 years and made application to the PNG Department of Environment and Conservation (DEC) for variations on discharge and water use licences to accommodate the higher process rates. The extension of the mining lease, variation of development proposal, and amendments to the environmental permits have all been approved and issued by the respective departments.

The board of Allied resolved to proceed with mine construction in 2006 and a EPCM contract was awarded to an Intermet Engineering, an Australian engineering firm, to design and construct a process plant capable of processing 2.2 Mt of ore per annum, associated ancillaries including power, water, tailings disposable, and infrastructure including a wharf and camp.

Allied elected to undertake part of the construction work consisting of primarily of earthworks including island ring road, pit access and haul roads, plant and camp earthworks, and earthworks associated with the wharf and the Aerial Rope Conveyor (Ropecon) manufactured by Doppelmayr.

The total capital cost estimate to deliver the project was A$80 million of which A$25 million was owners costs and A$55 million was EPCM costs. Construction commenced in the second half of 2006 with a target to deliver first gold production in the second half of 2007.

## project review (cont.)

### Simberi Reserves & In-pit Resources

| Category | Total Tonnage (kt) | Total Grade (g/t Au) |
|---|---|---|
| *Sorowar* | | |
| Proved | 8,209 | 1.30 |
| Probable | 4,459 | 1.41 |
| **Total Ore Reserves** | **12,668** | **1.34** |
| Inferred resource | 922 | 1.50 |
| **Total Mineral Resources** | **13,590** | **1.35** |
| Pigibo | | |
| Proved | 0 | 0.00 |
| Probable | 0 | 0.00 |
| **Total Ore Reserves** | **0** | **0.00** |
| Inferred resource | 1,905 | 1.05 |
| **Total Mineral Resources** | **1,905** | **1.05** |
| Botlu South | | |
| Proved | 749 | 1.34 |
| Probable | 150 | 1.73 |
| **Total Ore Reserves** | **899** | **1.40** |
| Inferred resource | 17 | 1.34 |
| **Total Mineral Resources** | **916** | **1.40** |
| Pigiput | | |
| Proved | 366 | 1.31 |
| Probable | 165 | 1.29 |
| **Total Ore Reserves** | **531** | **1.30** |
| Inferred resource | 41 | 1.42 |
| **Total Mineral Resources** | **573** | **1.31** |
| Samat East | | |
| Proved | 0 | 0.00 |
| Probable | 307 | 1.43 |
| **Total Ore Reserves** | **307** | **1.43** |
| Inferred resource | 8 | 1.47 |
| **Total Mineral Resources** | **315** | **1.43** |
| Samat South | | |
| Proved | 161 | 4.23 |
| Probable | 64 | 4.42 |
| **Total Ore Reserves** | **225** | **4.28** |
| Inferred resource | 1 | 3.59 |
| **Total Mineral Resources** | **226** | **4.28** |
| Samat North | | |
| Proved | 211 | 2.65 |
| Probable | 28 | 2.50 |
| **Total Ore Reserves** | **239** | **2.63** |
| Inferred resource | 4 | 1.25 |
| **Total Mineral Resources** | **243** | **2.61** |
| Grand Total | | |
| Proved | 9,696 | 1.38 |
| Probable | 5,173 | 1.46 |
| **Total Ore Reserves** | **14,869** | **1.41** |
| Inferred Resource | 2,900 | 1.20 |
| **Total Mineral Resources** | **17,769** | **1.37** |

*Note: Table shows rounded estimates. This rounding may cause some computational discrepancies*

Competent Person

The information in this Project Review that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr Bohdan (Bob) Burban, Dip.App.Geol., F.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Burban s has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves."

# project review

Below: Haul Road Construction Simberi Island.



## Simberi Oxide Gold Project

Mine construction will consist of a conventional CIL gold process plant capable of treating 2.2Mt of ore pa, located on the coast near Pigiput Bay. In year 1 first ore treated will be sourced from the closest and highest grade deposits known as Samat and will be delivered to the process plant by haul truck.

By the middle of the first year of production, ore will then come from the largest deposit, known as Sorowar and that ore will be delivered to the process plant by the aerial conveying system.

Ore feed into the process plant will pass through a sizer to bring it down to less than 100mm size and then feed into a scrubber.

The scrubber will discharge two products; the oversize being greater than 12mm in size will go to the single ball mill for grinding. The minus 12mm will go to the cyclones with the ball mill discharge for classification. Material < 300 microns will go to the leach circuit and coarser material will return to the ball mill for additional grinding.

## project review (cont.)

Ore as a slurry (35 to 45% solids) will pass from the leach tank where cyanide and lime has been added to 5 carbon recovery tanks. Loaded carbon will be stripped of gold in an elution circuit and smelted to form gold dorè bars. Annual average production is expected to be about 84,000 ounces per year.

Spent ore (tailings) will pumped to a mixing tank located on the shore of Pigiput Bay and mixed in a ratio of 1 part tailings to 8 part seawater then discharged via a pipeline at a depth of 115m below sea level. This tailing management method is known as a Deep Sea Tailings Placement (DSTP) and tailings will flow down a steep submarine slope and be deposited in very deep (>3km) water. Currently the nearby Lihir mine uses a DSTP and the now closed Misima Mine in Milne Bay Province also operated a DSTP successfully for about 15 years.

The mine operations will be based on a fly in, fly out (FIFO) method and a modern accommodation centre has been constructed. Other infrastructure comprises a class Y airstrip located 3 km south of the camp in a plantation known as Pikung which is also owned by the Company, the process plant, a wharf located in Pigiput Bay, water supplies both fresh and seawater, power generation with an installed capacity of 6 MW, island and pit access roads, and telecommunications.

The project will employ approximately 190 people of which plus 60% will be sourced locally within the Tabar Islands. There will be < 10% expatriate content.


EL609
ML136
Simberi Island





Right top: Ball Mill and Calcification area under construction. Right bottom: Scrubber.

# project review

### Simberi Mine Construction

Earthworks commenced in April 2006 with a focus on upgrading the airstrip from a 700 metre grass strip to a 1200 metre long gravel sheeted strip, and upgrading the existing 26km long island ring road. Earthworks then focused on clearing the plant site area and the accommodation centre within the Company's owned Pigiput Plantation. Engineering design, procurement of plant and equipment, and construction of accommodation and camp facilities commenced in the last quarter of 2006. By early 2007 the camp and associated facilities were completed, and the plant site foundations for the leach tanks had also been completed by local construction, Nivani, that is head quartered in Rabaul.

**Right: Simberi Air Strip.**



## project review (cont.)



By mid year the owners work including access roads and civil works for the Rope Conveyor were substantially finished.

The tailings disposal system (DSTP- Deep Sea Tailing Placement) was fabricated and all the accompanying earthworks were completed in readiness for the installation in the second half of the year when the weather is more favourable for sinking the discharge pipe.

**Above: Camp accommodation under construction.**

# project review

By June 2007 plant design was 98% complete, procurement of equipment was 92% complete procurement of long lead items were 100% complete, and the plant civils work were 92% complete. Steel erection was well underway with installation of the scrubber completed and installation of the ball mill well advanced. Erection of the leach tanks was approximately 40% complete. The wharf at Pigiput was completed in May and the administration building was finished and occupied.

Expenditure by 30th June was A$66.4 million against a total project forecast cost to complete of A$83.6 million. The company had identified that shipping and in particular local shipping within PNG was a bottleneck and this would impact severely on the construction schedule. The Company therefore purchased a landing barge to minimise delivery times of materials to Simberi. The vessel, LCT Lady Geraldine commenced operations in March and has been a great success in servicing the project.

Pre-operations manning was well advanced with the recruitment of major staff including the General Manager Simberi Gold Company, and all of the department heads. Some senior operations positions have also been filled including an accountant, plant metallurgist, plant chemist, and medical officers.

In addition numerous local positions in Administration and Occupational Health Safety and Environment, Mining, and Process have been filled.

**Below: Process Plant Under Construction and Wharf Lay down area.**



Bottom right: **Construction of the aerial ropeway from Sorowar to the Processing Plant.**

## project review (cont.)

The mining contract has been awarded subsequent to a tender process, and other operational contracts including; catering, security, fuel supply, and power generation awarded.

Tenders for supply of operational consumables and first fills were initiated including supply of lime, cyanide, acid, grinding media, caustic soda, and activated carbon. Owners pre-production and operational spares were identified and procurement of these items were on track for commencement of operation late in the second half of 2007.



# project review

## Sustainable Development

Allied has a strong commitment to all the project stakeholders and the communities of the Tabar Islands to develop and operate a successful mining operation. We have developed over the years a strong relationship with the local communities and in particular those landowners within the mining area.

It is the company's aim to minimise environmental impact, foster a high standard of health and safety, involve the local people to the maximum extent through employment and business development, and assist the local communities in securing a sustainable future funded by the mining operations that are planned to commence later in this year.


SP. 769



**Top right: Construction Worker in Leach Tanks. Bottom right: MV Lady Geraldine supply ship berthed at Simberi.**

Bottom: Trainee Drill Operations at Simberi

## project review (cont.)

Health and Safety

Site health and safety has been a high priority for Allied and the company is committed to achieving a safe and healthy work environment, which minimise, any risk of injury, harm or damage to any of its employees, contractors, partners, visitors, and plant and equipment.

To ahieve the highest possible standards Allied will:

- Take positive action to ensure that all work is done safely;
- Maintain procedures to ensure work is done safely;
- Ensure all statutory regulations are complied with;
- Pursue evaluation, training and promotional activities to ensure that all personnel have a clear understanding of their responsibilities; and
- Actively involve employees in all activities associated with ensuring the individuals health and safety and that of others.

In 2007 the total number of hours worked was 833,000 with the project lost time injury frequency rate to end of June being 4.87 and total LTI's for the same period being 4. We are working hard to reduce this below the mining industry standard.

The company has operated a health clinic to service the local communities for many years. This year, two medical practitioners have been employed by the company which is the first time any permanent doctors have been on site. The clinic also has been upgraded and an ambulance has now been stationed on Simberi Island.



# project review

Environment

Care of the physical and cultural environment is also a high priority for Allied and monitoring of construction impacts on the environment have been undertaken with a strong focus on the marine environment. The Company's Environmental Management Plan and associated permits requires regular monitoring and reporting on the state of the environment to ensure compliance. During this last 12 months while construction activities have been ongoing there have been no environmental breaches.

**Top right: Marine Environment Monitoring**

**Bottom right: Stream Water quality sampling.**





Bottom: SMAA and Company Officials

## project review (cont.)

Working with Communities

Landowner Association bodies have been in place for many years. The Simberi Mining Area Association (SMAA) has been in existence since 1996 and the other two main islands in the Tabar Group established similar bodies about year 2000.

The SMAA has worked very hard with the community and the Company since the mining lease was granted. These last 12 months has generated a lot of interest by individuals and the community as project construction proceeded.

The Company provides business opportunities as part of its agreements with landowners and respective associations. The Company has identified 8 major business opportunities (level B) directly related to the project including; catering, security, local transport, logistics, mining operations support, refuge, coronus mining and exploration support. To date 6 of these joint ventures/contracts have been let with sucessful outcomes.

The Company has identified smaller business opportunities (level C) and has assisted local individuals and family groups to provide services such as camp landscaping and grounds maintenance, airport maintenance, buildingconstruction contracts and provision of fresh local vegetables and fruit.



# project review

People

The people of Simberi and the other islands support of the project and the Company are looking forward to benefits the mine will bring through employment, business spin-off, direct business joint ventures, compensation, and royalty of which they receive 100%.

Completion of the island ring road and the local man haul contracts, expansion of the airstrip, and the construction of the wharf will allow the people of Simberi easier access to facilities and markets both locally and regionally.

The Company endeavours to employ as many locals as possible and the construction workforce in June 2007 was 629 people including all contractors and exploration personnel of which 357 where locals.

There have been approximately 120 local operations positions identified to date which will require extensive training programs to be implemented.

Throughout the previous years of exploration many local people have developed skills such as mobile equipment operation, sampling and sample preparation, drilling, equipment maintenance, camp operations, catering and environmental monitoring.

**Right: Simberi School Children.**

Opportunities for individuals and groups from within the mining area for small scale business enterprises will be provided via company micro funding and this will be implemented later in the year.

Simberi has had a long history of association and support from government at all levels, including national, provincial, and local and in particular the PNG Department of Mining. All stakeholders are looking forward to the Simberi Mine commencing operation later in the year and the first gold pour.



financials

# 07

# directors' report

The Directors present their report, together with the financial report of Allied Gold Ltd ("the Company") and its controlled entities for the year ended 30 June 2007

## DIRECTORS

The Directors of the Company in office during or since the end of the financial period are:

Mr Mark V Caruso

Mr Jeffrey J Moore

Mr Gregory H Steemson

Mr John G Brock (appointed 25 January 2007)

Mr Anthony Lowrie (appointed 9 March 2007)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

## INFORMATION ON DIRECTORS

**Mr Mark V Caruso** *Executive Chairman*

Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000). Former directorships of public listed companies in the last 3 years are CI Resources Limited (October 2003 until May 2007) and ORT Limited (August 2003 until August 2005).

**Mr Jeffrey J Moore** *Non Executive Director*

Mr Moore has more than 20 years of exploration and mining industry experience for Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. He is also a director of Great Australian Resources Limited (since November 2005).Former directorships of public listed companies in the last 3 years is Mount Burgess Mining NL (September 1989 until January 2004).

**Mr Gregory H Steemson** *Non Executive Director*

Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. He is also a director of Mineral Commodities Limited (since January 2001). Former directorships of public listed companies in the last 3 years include Sandfire Resources NL (June 2003 until August 2007).

**Mr Grant J Brock** *Executive Director/Chief Operating Officer (appointed 25th January 2007)*

Mr Brock has extensive experience in the mining industry, has held executive management positions in the construction, development and operation of gold, base metal and industrial minerals mines. He also has experience in acquisitions and project development. Mr Brock has not held any other public company directorships in the past 3 years.

**Mr Anthony C Lowrie** *Non Executive Director (appointed 9th March 2007)*

Mr Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securites Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973 and is currently a managing director in ABN AMRO bank based in London. Mr Lowrie is currently a director of Kenmare Resources PLC, Quadrise Fuels International, the Thai Euro Fund and the Edinburgh Dragon Fund. His former directorships include JD Wetherspoon PLC.

# directors' report (cont'd)

As a junior exploration company the Board had not split out responsibilities to a sub committee in respect to Audit, Risk and Compliance during the year, however the Board is currently in the process of implementing this Committee. A Remuneration Committee was established subsequent to year end which consists of Mr Jeffrey Moore, Mr Greg Steemson and Mr Grant Brock.

## COMPANY SECRETARY

The following person held the position of Company Secretary at the end of the financial year.

**Mr Peter Torre** *(appointed as Company Secretary 4 October 2006)*

Mr Torre is the principal of the corporate advisory firm Prospera Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Prospera Corporate, Mr Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate services Division for over 9 years where he also held the position of Chairman of the National Corporate Services Committee. Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

## DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review are:

| | Meetings held | Meetings attended |
|---|---|---|
| Mark Caruso | 7 | 7 |
| Jeffrey Moore | 7 | 6 |
| Greg Steemson | 7 | 6 |
| Anthony Lowrie | 2 | 2 |
| Grant Brock | 2 | 2 |

## PRINCIPAL ACTIVITIES

The principal activity of the economic entity during the year was exploration for gold and other mineral resources and the construction of gold producing infrastructure. The exploration has mainly involved exploration and evaluation of the Simberi Oxide Gold Project following the acquisition of an interest in the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture pursuant to the merger by Plan of Arrangement with Nord Pacific Limited in September 2004.

## RESULTS

The consolidated loss of the economic entity after providing for income tax is $1,880,611 (2006: loss $1,726,071).

## DIVIDENDS PAID OR RECOMMENDED

No dividends have been paid or declared.

# directors' report (cont'd)

## REVIEW OF OPERATIONS

The principal focus of the company over the year was the design and construction of the Simberi Oxide Gold Project and to explore the islands of Simberi, Tatau and Big Tabar for new gold resources. A review of the capital cost and design parameters of the Oxide Gold Project was completed in July following which detailed design of the project commenced followed by onsite construction. The estimated capital cost of the project was $80 million and the project would be completed in the second half of 2007.

Civil contractors were mobilised to site in July and commenced construction in August on infrastructure projects. Simultaneously work commenced on the establishment of the Simberi Island ring road and airstrip. The process plant construction commenced in November with the building of the leach tank foundations. Project design work was essentially completed by the end on May and all equipment was specified and ordered by year end. Plant construction had progressed satisfactorily by year end with CIL tank erection well under way, installation of the ball mill and scrubber commenced and the installation of structural steelwork beginning. Permanent motel style accommodation for long term operating employees has been completed and occupied.

The shipment of materials and equipment was identified as a major obstacle to completing the project on time so a 61metre multi purpose cargo / RoRo vessel, The MV Lady Geraldine was purchased and put into service shipping freight from Lae to Simberi Island. With the establishment of a 1200metre airstrip on Simberi Island regular aircraft charter flights commenced from Rabaul to Simberi to transport construction personnel.

Long term contracts for the generation of power to the project have been completed and arrangements for the supply of fuel were being finalised. Long term reliable communications have been established to Simberi for voice and data transmissions to enable effective control and communications to be put in place. The employment of operating personnel has commenced and all senior positions have been filled with very experienced expatriate personnel.

While project activities have been progressing exploration of Simberi, Tatau and Big Tabar Islands continued to take place with very successful results. The majority of work was done on Simberi Island where 3,878 metres of drilling were completed, and with 1,334 metres drilled on Tatau, IP surveys were completed in the Sorowar area, soil sampling for geochemical analysis were carried out and extensive geological mapping completed. This has resulted in a significantly better understanding of the geology of the island and has generated a number of very significant targets which will be drilled in the coming year. Ore reserves were increased by 43,000 ounces as a result of drilling. As a result of a share placement $12 million was raised for exploration in the Tabar Islands some of which was to be used for the purchase of capital equipment in particular exploration drill rigs. These rigs were purchased towards the end of the year and will be put into service early in the new financial year.

The Mapimi poly-metallic project in Mexico had minor activities associated with it completed which involved technical assessments of the property with a view to inviting other parties into the project to proceed with its development.

The Red Dam project located in Western Australia was sold to Carbine Resources for 4,020,000 shares and $5,000 in cash.

## FINANCIAL POSITION

The net assets of the economic entity have increased by $84,991,269 from 30 June 2006 to $101,995,798 in 2007. An additional capital raising was made in March 2007 to further progress the exploration capabilities on the Simberi Island group

# directors' report (cont'd)

## SIGNIFICANT CHANGES IN STATE OF AFFAIRS

**Capital Raisings**

In March 2007 the Company completed a placement of 42.0 million shares at $0.32 each, raising A$13.4 million. The placement was issued to institutional investor clients of UK based broker Mirabaud Securities Limited.

In addition, the following options were exercised during the year and converted into fully paid ordinary shares:

- 19,826,582 Listed options converted at $0.20
- 3,000,000 Unlisted options converted at $0.30
- 2,000,000 Unlisted options converted at $0.40

## SUBSEQUENT EVENTS

Subsequent to year end and as part of the US$25.0m financing facility, the company entered into gold hedging arrangements as a condition to this facility. This facility has commenced to be drawn down after period end.

Except for the above, no other matter or circumstance has arisen since 30 June 2007 that has significantly affected, or may significantly affect:

(a) the Group's operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the Group's state of affairs in future financial years.

## FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

The company is proceeding with the full development of the Simberi Oxide Gold Project with a 2.0 mtpa plant currently being constructed with the associated infrastructure underway. Mine production is scheduled at 84,000 ounces of gold per annum. Scheduled gold production is due to commence in the fourth calendar quarter 2007. It is anticipated that an accelerated exploration programme will be undertaken to convert known resource ounces into reserve ounces.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

## OPTIONS

The number of options for ordinary shares on issue at the date of this report is 4,040,000 unlisted options. Options do not entitle the holder to receive a dividend paid to ordinary shareholders, to a vote at shareholder meetings or to participate in any future share issues.

# directors' report (cont'd)

## OPTIONS (CONT'D)

New issues of options and options exercised in the period are as follows:

| Date of Grant | No of Options | Exercise Price | Expiry date |
|---|---|---|---|
| Opening Balance | 22,152,183 | $0.20 | 30 June 2007 |
| | 3,000,000 | $0.30 | 30 June 2007 |
| | 2,000,000 | $0.40 | 30 June 2007 |
| | 2,960,000 | $0.50 | 31 Dec 2008 |
| | 30,112,183 | | |
| - Options exercised in the period | (24,826,582) | | |
| - Options issued in the period | 2,040,000 | $0.40 | 31 Aug 2008 |
| - Options issued in the period | 750,000 | $0.80 | 31 Dec 2008 |
| - Options issued in the period | 1,250,000 | $0.50 | 31 Dec 2008 |
| **Balance at 30 June 2007** | **9,325,601** | | |

## DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors' Shareholdings as at the date of this report is:

| Director | Ordinary Shares Fully paid | | Options | |
|---|---|---|---|---|
| | Direct | Indirect | Direct | Indirect |
| Mark Caruso | 3,794,168 | 1,183,525 | - | - |
| Jeffrey Moore | 800,000 | - | - | - |
| Greg Steemson | 1,600,000 | - | - | - |
| Grant Brock | - | - | 500,000 | - |
| Anthony Lowrie | - | 1,635,460 | - | - |

## REMUNERATION REPORT

The remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration.
B. Details of remuneration
C. Service Agreements
D. Share-based compensation
E. Additional Information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the Corporations Act 2001 and the Corporation Regulations 2001 which have not been audited.

REMUNERATION REPORT (CONT'D)

**A. Principles used to determine the nature and amount of remuneration (audited)**

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations, the board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations. Remuneration packages are reviewed with due regard to performance and other relevant factors.

Remuneration packages may contain the following key elements:

(a) Directors Fees;

(b) Salary & Consultancy;

(c) Benefits – including provision of motor vehicle, superannuation;

Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of the directors. Non-Executive directors' fees and payments are reviewed annually by the Board.

Executives are offered a competitive base pay that consists of fixed components. Base pay for senior executives is reviewed annually to ensure the executives pay is competitive with the market. Total Base Pay can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives discretion.

The directors are not required to hold any shares in the company under the constitution of the company; however, to align director's interests with shareholders interests the directors are encouraged to hold shares in the company.

**B. Details of Remuneration (audited)**

Details of the remuneration of directors and the key management personnel (as defined in AASB 124 Related Party Disclosures) of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

The key management personnel of Allied Gold Limited includes the directors as per page 18 above and Mr Albert Longo the Chief Financial Officer, Mr Ross Hasting General Manager Development, Mr Fergus Hart General Manager Operations and Mr Bob Burban General Manager Exploration.

The Key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited and those executives that report direct to the Executive Chairman as follows:

- Mr Albert Longo – *Chief Financial Officer*
- Mr Bob Burban – *Exploration Manager*
- Mr Ross Hastings – *General Manager*
- Mr Fergus Hart – *Resident Manager Simberi Operations*

All elements of remuneration are not directly related to performance.

# directors' report (cont'd)

## REMUNERATION REPORT (CONT'D)

**Key management personnel of Allied Gold Limited**

| 2007 Name | Short-term benefits Cash Salary and fees | Post employment benefits Superannuation | Share-based payment Shares / Options | Total |
|---|---|---|---|---|
| *Non-Executive Directors* | | | | |
| Jeffrey Moore | 36,000 | 3,240 | | 39,240 |
| Greg Steemson | 75,106 | | | 75,106 |
| Anthony Lowrie | 18,000 | | | 18,000 |
| *Sub-total non-executive directors* | 129,106 | 3,240 | | 132,346 |
| *Executive Directors* | | | | |
| Mark Caruso | 300,000 | | | 300,000 |
| Grant Brock | 149,673 | 67,767 | 27,900 | 245,340 |
| | 449,673 | 67,767 | 27,900 | 545,340 |
| *Other key management personnel* | | | | |
| Albert Longo | 140,000 | 12,600 | 20,375 | 172,975 |
| *Other Company Executives* | | | | |
| Peter Torre | 46,766 | | | 46,766 |
| Total | 765,545 | 83,607 | 48,275 | 897,427 |

**Key management personnel of the Allied Gold Limited Group**

| 2007 Name | Short-term benefits Cash Salary and fees | Post employment benefits Superannuation | Share-based payment Shares / Options | Total |
|---|---|---|---|---|
| *Non-Executive Directors* | | | | |
| Jeffrey Moore | 36,000 | 3,240 | | 39,240 |
| Greg Steemson | 75,106 | | | 75,106 |
| Anthony Lowrie | 18,000 | | | 18,000 |
| *Sub-total non-executive directors* | 129,106 | 3,240 | | 132,346 |
| *Executive Directors* | | | | |
| Mark Caruso | 300,000 | | | 300,000 |
| Grant Brock | 149,673 | 67,767 | 27,900 | 245,340 |
| | 449,673 | 67,767 | | 545,340 |
| *Other key management personnel* | | | | |
| Albert Longo | 140,000 | 12,600 | 20,375 | 172,975 |
| Ross Hastings | 189,134 | 17,022 | | 206,156 |
| Fergus Hart | 240,000 | 21,600 | 20,375 | 287,975 |
| Bob Burban | 159,997 | 14,399 | 20,375 | 194,771 |
| *Other Company Executives* | | | | |
| Peter Torre | 46,766 | | | 46,766 |
| Total | 1,354,676 | 136,628 | 89,025 | 1,586,329 |

# directors' report (cont'd)

## REMUNERATION REPORT (CONT'D)

**Key management personnel of Allied Gold Limited**

| 2006<br>Name | Short-term benefits<br>Cash Salary and fees | Post employment benefits<br>Superannuation | Share-based payment<br>Shares / Options | Total |
|---|---|---|---|---|
| *Non-Executive Directors* | | | | |
| Jeffrey Moore | 167,987 | 14,156 | 308,970 | 491,113 |
| Greg Steemson | 57,600 | | 177,941 | 235,541 |
| *Sub-total non-executive directors* | 225,587 | 14,156 | 486,911 | 726,654 |
| *Executive Directors* | | | | |
| Mark Caruso | 92,400 | 5,085 | 308,970 | 406,455 |
| David Lymburn (resigned 5th July 2006) | 55,915 | | 177,941 | 233,856 |
| Wayne Loxton (resigned 30th June 2006) | 189,753 | 15,421 | | 205,174 |
| *Other key management personnel* | | | | |
| Albert Longo | 5,384 | 485 | | 5,869 |
| Total | 569,039 | 35,147 | 973,822 | 1,578,008 |

**Key management personnel of the Allied Gold Limited Group**

| 2006<br>Name | Short-term benefits<br>Cash Salary and fees | Post employment benefits<br>Superannuation | Share-based payment<br>Shares / Options | Total |
|---|---|---|---|---|
| *Non-Executive Directors* | | | | |
| Jeffrey Moore | 167,987 | 14,156 | 308,970 | 491,113 |
| Greg Steemson | 57,600 | | 177,941 | 235,541 |
| *Sub-total non-executive directors* | 225,587 | 14,156 | 486,911 | 726,654 |
| *Executive Directors* | | | | |
| Mark Caruso | 92,400 | 5,085 | 308,970 | 406,455 |
| David Lymburn (resigned 5th July 2006) | 55,915 | | 177,941 | 233,856 |
| Wayne Loxton (resigned 30th June 2006) | 189,753 | 15,421 | | 205,174 |
| *Other key management personnel* | | | | |
| Albert Longo | 5,384 | 485 | | 5,869 |
| Ross Hastings | 200,762 | 18,069 | 163,600 | 382,431 |
| Fergus Hart | 5,769 | 519 | | 6,288 |
| Bob Burban | 9,230 | 831 | | 10,061 |
| Total | 784,800 | 54,566 | 1,137,422 | 1,976,788 |

# directors' report (cont'd)

## REMUNERATION REPORT (CONT'D)

### C. Service Agreements (audited)

There were formal service agreements with directors and key management personnel. On appointment to the Board, all non-executive directors enter into a service agreement with the company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Managing Director, Chief Operating Officer, Chief Financial Officer and other key management personnel are also formalized in contracts of employments. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

**MV Caruso, Executive Chairman and Managing Director**

- No formal agreement is in place
- Base Payments of $300,000 for the year ended 30 June 2007. Reviewed annually by Remuneration Committee

**G Brock, Chief Operating Officer**

- No fixed Term
- Base Payments of $217,440, inclusive of superannuation, for the year ended 30 June 2007. Reviewed annually by Remuneration Committee.
- 15% annual bonus at discretion of Company
- 3 months notice of termination

**A Longo, Chief Financial Officer**

- No fixed Term
- Base Payments of $152,600 inclusive of superannuation or the year ended 30 June 2007. Reviewed annually by Remuneration Committee
- 1 months notice of termination

**R Hastings, General Manager Development**

- No formal agreement in place
- Base Payments of $206,156 inclusive of superannuation for the year ended 30 June 2007. Reviewed annually by Remuneration Committee
- 1 months notice of termination

**B Burban, General Manager Exploration**

- No fixed Term
- Base Payments of $174,396 inclusive of superannuation for the year ended 30 June 2007. Reviewed annually by Remuneration Committee
- 1 months notice of termination

**F Hart, General Manager Simberi Operations**

- No fixed Term
- Base Payments of $261,600 inclusive of superannuation r the year ended 30 June 2007. Reviewed annually by Remuneration Committee
- 2 months notice of termination

# directors' report (cont'd)

### REMUNERATION REPORT (CONT'D)

**D. Share Based Compensation (audited)**

Options

Options were granted under the Allied Gold Employee Option Plan which was approved by shareholders at the 2005 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The terms and conditions of each grant of options affecting remuneration in the previous, this or future reporting periods are as follows:

| Grant Date | Expiry Date | Exercise Price | Value per option at grant date | Date Exercisable |
|---|---|---|---|---|
| 12 June 2006 | 31 December 2008 | $0.50 | $0.1636 | 100% after 16 May 2006 |
| 30 November 2005 | 30 June 2007 | $0.30 | $0.1779 | 100% after 30 November 2005 |
| 30 November 2005 | 30 June 2007 | $0.40 | $0.1310 | 100% after 30 November 2005 |

- Options granted carry no dividend and voting rights

- When exercisable, each option is convertible into one ordinary share in Allied Gold Limited.

Details of options over ordinary shares in the company provided as remuneration to each director or Allied Gold Limited and each of the key management personnel of the Group are set out below.

| Name | Number of options granted during the year | | Number of options vested during the year | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| *Directors of Allied Gold Limited* | | | | |
| Mark Caruso | - | 2,000,000 | - | 2,000,000 |
| Jeff Moore | - | 2,000,000 | - | 2,000,000 |
| Greg Steemson | - | 1,000,000 | - | 1,000,000 |
| David Lymburn | - | 1,000,000 | - | 1,000,000 |
| Grant Brock | 500,000 | - | 500,000 | - |
| Anthony Lowrie | - | - | - | - |
| Wayne Loxton | - | - | - | - |
| *Other key management personnel and executives of the Group* | | | | |
| Ross Hastings | - | 1,000,000 | - | 1,000,000 |
| Fergus Hart | 500,000 | - | 500,000 | - |
| Albert Longo | 500,000 | - | 500,000 | - |
| Bob Burban | 500,000 | - | 500,000 | - |
| Peter Torre | - | - | - | - |

# directors' report (cont'd)

## REMUNERATION REPORT (CONT'D)

The assessed fair value at grant date of options to the individuals is allocated equally over the period from grant date to vesting date and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for the options granted during the year ended 30 June 2007 included:

**Employee Share Option Scheme**

(a) options were granted for no consideration

(b) exercise price of $0.50 and $0.80

(c) grant date 1 March 2007

(d) expiry date 31 December 2008

(e) share price at grant date $0.32

(f) expected price volatility of the company's shares 60%

(g) risk free interest rate 6.15%

**Shares provided on exercise of remuneration options**

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director of Allied Gold Limited and other key management personnel of the group are set out below.

| Name | Date of Exercise of Options | Number of ordinary shares issued on exercise of options during the year | |
|---|---|---|---|
| | | 2007 | 2006 |
| *Directors of Allied Gold Limited* | | | |
| David Lymburn | 2 May 2006 | - | 1,000,000 |
| Mark Caruso | 29 June 2007 | 3,000,000 | - |
| Jeffrey Moore | 14 June 2007 | 2,000,000 | - |
| Greg Steemson | 29 June 2007 | 1,300,000 | - |
| Greg Steemson | 12 March 2006 | - | 300,000 |
| Grant Brock | - | - | - |
| Anthony Lowrie | - | - | - |
| *Other key management personnel and executives of the Group* | | | |
| Ross Hastings | - | - | - |
| Fergus Hart | - | - | - |
| Albert Longo | - | - | - |
| Bob Burban | - | - | - |
| Peter Torre | - | - | - |

## REMUNERATION REPORT (CONT'D)

The amounts paid per ordinary share by each director on the exercise of options as the date at exercise were as follows:

| Exercise Date | Amount paid per share |
|---|---|
| 2 May 2006 | $0.30 |
| 12 March 2006 | $0.20 |
| 14 June 2007 | $0.30, $0.40 |
| 29 June 2007 | $0.20, $0.30, $0.40 |

No amounts are unpaid on any shares issued on the exercise of options

### E. Additional Information (unaudited)

It would be impractical to provide a measure of executive reward over the performance of the group to date as the Group is currently ramping up operations. More meaningful comparisons can be made once production commences.

| | Cash bonus | | Options | | | | | |
|---|---|---|---|---|---|---|---|---|
| Name | Paid % | Forfeited % | Year Granted | Vested % | Forfeited % | Financial Years in which the option may vest | Minimum total value of grant yet to vest | Minimum total value of grant yet to vest |
| Mark Caruso | - | - | 2006 | 100 | - | 2006 | - | - |
| Jeff Moore | - | - | 2006 | 100 | - | 2006 | - | - |
| Greg Steemson | - | - | 2006 | 100 | - | 2006 | - | - |
| David Lymburn | - | - | 2006 | 100 | - | 2006 | - | - |
| Grant Brock | - | - | 2007 | 100 | - | 2007 | - | - |
| Anthony Lowrie | - | - | 2007 | 100 | - | 2007 | - | - |
| Wayne Loxton | - | - | 2006 | 100 | - | 2006 | - | - |
| Ross Hastings | - | - | 2006 | 100 | - | 2006 | - | - |
| Fergus Hart | - | - | 2007 | 100 | - | 2007 | - | - |
| Albert Longo | - | - | 2007 | 100 | - | 2007 | - | - |
| Bob Burban | - | - | 2007 | 100 | - | 2007 | - | - |
| Peter Torre | - | - | - | - | - | - | - | - |

# directors' report (cont'd)

## REMUNERATION REPORT (CONT'D)

**Share based payments - Options**

Further details relating to options are set out below

| | A | B | C | D | E |
|---|---|---|---|---|---|
| Name | Remuneration consisting of options | Value at grant date | Value at exercise date | Value at lapse date | Total of Columns B-D |
| Mark Caruso | - | - | - | - | - |
| Jeff Moore | - | - | - | - | - |
| Greg Steemson | - | - | - | - | - |
| Grant Brock | 11% | 27,900 | - | - | 27,900 |
| Tony Lowrie | - | - | - | - | - |
| Ross Hastings | - | - | - | - | - |
| Fergus Hart | 7% | 20,375 | - | - | 20,375 |
| Bob Burban | 10% | 20,375 | - | - | 20,375 |
| Albert Longo | 12% | 20,375 | - | - | 20,375 |
| Peter Torre | - | - | - | - | - |

A = The percentage of the value of remuneration consisting of options, based on the value at grant date set out in Column B.

B = The value at grant date calculated in accordance with AASB 2 *Share-based* Payment of options granted during the year as part of remuneration.

C = The value at exercise date of options that were granted as part of remuneration and were exercised during the year.

D = The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

## SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Company are:

The Simberi Mining Joint Venture owns ML 136 covering the eastern portion of Simberi Island, the northernmost island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

## ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Company adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Company has complied with all material environmental requirements up to the date of this report.

## INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

# directors' report (cont'd)

## PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The company was not a party to any such proceedings during the year.

## OTHER INFORMATION

The registered office and principal place of business Level 1 Unit 14, 51-53 Kewdale Road, Welshpool, Western Australia, 6106

## NON-AUDIT SERVICES

The board of directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non - audit services are reviewed and approved by the audit committee prior to commencement to ensure they do not adversely affect the integrity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and APES 110 Code of Ethics for Professional Accountants.

The following fees for non – audit services were paid/payable to the external auditors during the year ended 30 June 2007

| | |
|---|---|
| Taxation and gold hedging (BDO Kendalls Corporate Tax (WA) Pty Ltd) | $8,050 |

## AUDITOR'S INDEPENDENCE DECLARATION

The auditor's Independence Declaration as required under section 307C of the Corporations Act 2001 on page 69 forms part of the Directors' Report for the year ended 30 June 2007. This relates to the audit report, where they state that they have issued an independent declaration.

Signed in accordance with a resolution of the Directors.

**Mark Caruso**
**Chairman**
Dated at Perth this 28th day of September 2007

# income statements

for the year ended 30 june 2007

| | | Economic Entity | | Parent Entity | |
|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 |
| | Note | $ | $ | $ | $ |
| **Revenue from continuing operations** | 2 | 1,845,894 | 824,228 | 2,365,560 | 1,945,365 |
| Other income | 2 | 5,292 | 1,012,476 | 251,544 | 1,012,476 |
| Exploration and evaluation costs | | - | (29,487) | - | (29,487) |
| MMPEU costs, including depreciation | | (107,639) | (398,709) | (107,639) | (205,322) |
| Share based payment expense | 2 | (89,025) | (1,328,118) | (89,025) | (1,328,118) |
| General & administration expenses | 2 | (3,535,133) | (2,064,827) | (2,995,927) | (2,070,953) |
| Net foreign exchange losses | | - | 258,366 | - | 81,631 |
| Loss before income tax | | (1,880,611) | (1,726,071) | (575,487) | (594,408) |
| Income tax expense | 3 | - | - | - | - |
| Loss after income tax attributable to members of the parent entity | | (1,880,611) | (1,726,071) | (575,487) | (594,408) |
| Basic and diluted earnings per share (cents) | 15 | (0.7) | (1.1) | - | - |

The income statement is to be read in conjunction with the notes to the financial statements.

# balance sheets

as at 30 june 2007

| | Note | Economic Entity 2007 $ | Economic Entity 2006 $ | Parent Entity 2007 $ | Parent Entity 2006 $ |
|---|---|---|---|---|---|
| **CURRENT ASSETS** | | | | | |
| Cash and cash equivalents | 4 | 12,657,949 | 55,370,334 | 12,017,381 | 55,233,289 |
| Trade and other receivables | 5 | 81,277 | 674,138 | 8,449 | 3,167,837 |
| Securities available for sale | 6 | 474,419 | 372,429 | 474,419 | 372,429 |
| Other current assets | | 85,745 | 77,809 | 85,745 | 52,800 |
| **Total Current Assets** | | 13,299,390 | 56,494,710 | 12,585,994 | 58,826,355 |
| **NON-CURRENT ASSETS** | | | | | |
| Plant and equipment | 8 | 8,819,984 | 3,586,280 | 347,806 | 359,855 |
| Assets under Construction | 8 | 57,613,648 | - | - | - |
| Exploration and evaluation expenditure | 9 | 30,002,238 | 27,769,231 | - | 804,408 |
| Trade and other receivables | 5 | - | - | 84,915,794 | 21,128,095 |
| Securities available for sale | 7 | 1,447,200 | - | 1,447,200 | - |
| Rehabilitation | 13 | 2,401,339 | - | - | - |
| Other financial assets | 10 | - | - | 5,988,206 | 5,988,251 |
| **Total Non-Current Assets** | | 100,284,409 | 31,355,511 | 92,699,006 | 28,280,609 |
| **Total Assets** | | 113,583,799 | 87,850,221 | 105,285,000 | 87,106,964 |
| **CURRENT LIABILITIES** | | | | | |
| Trade and other payables | 11 | 9,163,140 | 2,858,952 | 575,298 | 661,273 |
| **NON-CURRENT LIABILITIES** | | | | | |
| Trade and other payables | 12 | 2,424,861 | - | - | - |
| **Total Liabilities** | | 11,588,001 | 2,858,952 | 575,298 | 661,273 |
| **NET ASSETS** | | **101,995,798** | **84,991,269** | **104,709,702** | **86,445,691** |
| **EQUITY** | | | | | |
| Issued capital | 14 | 105,794,580 | 87,802,197 | 105,794,580 | 87,802,197 |
| Reserves | 23 | 2,693,009 | 1,800,252 | 2,670,437 | 1,823,322 |
| Accumulated losses | | (6,491,791) | (4,611,180) | (3,755,315) | (3,179,828) |
| **TOTAL EQUITY** | | **101,995,798** | **84,991,269** | **104,709,702** | **86,445,691** |

The balance sheet is to be read in conjunction with the notes to the financial statements.

# statements of changes in equity

for the year ended 30 june 2007

| ECONOMIC ENTITY | Issued Capital<br>$ | Accumulated Losses<br>$ | Share-based Payments Reserve<br>$ | Foreign Exchange Translation Reserve<br>$ | Revaluation Reserve | Total<br>$ |
|---|---|---|---|---|---|---|
| **At 1 July 2005** | 23,422,127 | (2,885,109) | - | 58,652 | - | 20,595,670 |
| Equity issued to acquire residual interest in Simberi Mining Joint Venture | 600,000 | - | 495,205 | - | - | 1,095,205 |
| Cost of equity raising | (3,365,522) | - | - | - | - | (3,365,522) |
| Adjustments from translation of foreign controlled entities | - | - | - | (81,722) | - | (81,722) |
| Loss for the period | - | (1,726,071) | - | - | - | (1,726,071) |
| Total recognised income and expense during the year | - | (1,726,071) | - | (81,722) | - | (1,807,793) |
| Share-based payments | - | - | 1,328,117 | - | - | 1,328,117 |
| Share placements | 64,764,492 | - | - | - | - | 64,764,492 |
| Conversion of options | 2,381,100 | - | - | - | - | 2,381,100 |
| **At 30 June 2006** | 87,802,197 | (4,611,180) | 1,823,322 | (23,070) | - | 84,991,269 |
| Cost of equity raising | (737,074) | - | - | - | - | (737,074) |
| Changes in fair value of investments available for sale | - | - | - | - | 758,090 | 758,090 |
| Adjustments from translation of foreign controlled entities | - | - | - | 45,645 | - | 45,645 |
| Loss for the period | - | (1,880,611) | - | - | - | (1,880,611) |
| Total recognised income and expense during the year | - | (1,880,611) | - | 45,645 | - | (1,834,966) |
| Share-based payments | - | - | 89,025 | - | - | 89,025 |
| Share placements | 13,054,141 | - | - | - | - | 13,054,141 |
| Conversion of options | 5,675,316 | - | - | - | - | 5,675,316 |
| **At 30 June 2007** | 105,794,580 | (6,491,791) | 1,912,347 | 22,575 | 758,090 | 101,995,80 |

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements

# statements of changes in equity (cont'd)

for the year ended 30 june 2007

| PARENT ENTITY | Issued Capital $ | Accumulated Losses $ | Share-based Payments Reserve $ | Foreign Exchange Translation Reserve $ | Revaluation Reserve | Total $ |
|---|---|---|---|---|---|---|
| **At 1 July 2005** | 23,422,127 | (2,585,420) | - | - | - | 20,836,707 |
| Equity issued to acquire residual interest in Simberi Mining Joint Venture | 600,000 | - | 495,205 | - | - | 1,095,205 |
| Cost of equity raising | (3,365,522) | - | - | - | - | (3,365,522) |
| Loss for the period | - | (594,408) | - | - | - | (594,408) |
| Recognised income and expense during the year | - | (594,408) | - | - | - | (594,408) |
| Share-based payments | - | - | 1,328,117 | - | - | 1,328,117 |
| Share placements | 64,764,492 | - | - | - | - | 64,764,492 |
| Conversion of options | 2,381,100 | - | - | - | - | 2,381,100 |
| **At 30 June 2006** | 87,802,197 | (3,179,828) | 1,823,322 | - | - | 86,445,691 |
| Cost of equity raising | (737,074) | - | - | - | - | (737,074) |
| Change in fair value of investments available for sale | - | - | - | - | 758,090 | 758,090 |
| Loss for the period | - | (575,487) | - | - | - | (575,487) |
| Recognised income and expense during the year | - | (575,487) | - | - | - | (575,487) |
| Share-based payments | - | - | 89,025 | - | - | 89,025 |
| Share placements | 13,054,141 | - | - | - | - | 13,054,141 |
| Conversion of options | 5,675,316 | - | - | - | - | 5,675,316 |
| **At 30 June 2007** | 105,794,580 | (3,755,315) | 1,912,347 | - | 758,090 | 104,709,704 |

The above statement of changes in equity is to be read in conjunction with the notes to the financial statements

# cash flow statement

for the year ended 30 june 2007

| | Note | Economic Entity 2007 | Economic Entity 2006 | Parent Entity 2007 | Parent Entity 2006 |
|---|---|---|---|---|---|
| | | $ | $ | $ | $ |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Revenue received | | - | - | - | - |
| Exploration and evaluation expenditure | | (9,924,639) | (9,257,784) | - | (3,952) |
| Development expenditure | | (43,728,787) | - | - | - |
| Interest received | | 1,845,894 | 779,503 | 1,845,894 | 1,900,640 |
| Interest paid | | - | - | - | - |
| Payments to suppliers & employees | | (3,634,401) | (2,408,694) | (2,471,267) | (2,015,278) |
| **Net cash generated from/(used in) operating activities** | 21 | **(55,441,933)** | **(10,886,975)** | **(625,373)** | **(118,590)** |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Payment for purchase of interest in project | | 5,000 | - | 757,260 | - |
| Purchase of equity investments | | 32,865 | (50,513) | - | (50,513) |
| Purchase of plant & equipment | | (5,346,343) | (3,799,630) | (95,590) | - |
| Proceeds from sale of plant and equipment | | - | 1,899,760 | - | 1,025,981 |
| Funds advanced to controlled entities | | - | - | (61,244,588) | (13,734,250) |
| **Net cash generated by (used in) investing activities** | | **(5,308,478)** | **(1,950,383)** | **(60,582,918)** | **(12,758,782)** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Proceeds from the issue of securities | | 18,729,457 | 67,145,592 | 18,729,457 | 67,145,592 |
| Costs of raising equity capital | | (737,074) | (3,365,522) | (737,074) | (3,365,522) |
| **Net cash generated by financing activities** | | **17,992,383** | **63,780,070** | **17,992,383** | **63,780,070** |
| **Net increase in cash and cash equivalents** | | **(42,758,028)** | **50,942,712** | **(43,215,908)** | **50,902,698** |
| Cash and cash equivalents at beginning of financial year | | 55,370,334 | 4,373,904 | 55,233,289 | 4,330,591 |
| Effects of exchange rate changes on the balance of cash and cash equivalents | | 45,643 | 53,718 | - | - |
| **Cash and cash equivalents at end of financial year** | 4 | **12,657,949** | **55,370,334** | **12,017,381** | **55,233,289** |

The cashflow statement is to be read in conjunction with the notes to the financial statements.

# notes to the financial statements

for the year ended 30 june 2007

## 1. SUMMARY OF ACCOUNTING POLICIES

### (a) Statement of significant accounting policies

The financial report is a general-purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, Australian Accounting Interpretations and other mandatory professional reporting requirements.

The financial report covers the economic entity of Allied Gold Limited and controlled entities and Allied Gold limited as an individual parent entity. Allied Gold limited is a listed public company, incorporated and domiciled in Australia.

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS'). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards 'IFRS' except that it has elected to apply the relief provided to parent entity in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Disclosure and Presentation.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

**Basis of Preparation**

**Reporting basis and conventions**

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

### (b) New Accounting Standards and Interpretation

Australian Accounting Standards that have recently been issued or amended but are not yet effective for the parent and economic entity have not been adopted for the annual reporting period ended 30 June 2007.

**Australian Accounting Standards/Amendments Released But Not Yet Effective – 30 June 2007 Year Ends**

| AASB reference | Title and Affected Standard(s): | Summary | Application date: | Impact on Group Financial Report | Application date for Group |
|---|---|---|---|---|---|
| AASB 7 (issued Aug 2005) | Financial Instruments: Disclosures | New standard replacing disclosure requirements of AASB 132 | Periods commencing on or after 1 January 2007 | AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report. | 1 July 2007 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

Australian Accounting Standards/Amendments Released But Not Yet Effective – 30 June 2007 Year Ends

| AASB reference | Title and Affected Standard(s): | Summary | Application date: | Impact on Group Financial Report | Application date for Group |
|---|---|---|---|---|---|
| AASB 2005-10 (issued Sept 2005) | Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038] | Amendments arise from the release in August 2005 of AASB 7 Financial Instruments: Disclosures | Periods commencing on or after 1 January 2007 | As Above | 1 July 2007 |
| AASB 101 (revised Oct 2006) | Presentation of Financial Statements | Removes Australian specific paragraphs and example formats for balance sheet and income statement in appendix. | Periods commencing on or after 1 January 2007 | As Above | 1 July 2007 |
| AASB 2007-1 (issued Feb 2007) | Amendments to Australian Accounting Standards arising from AASB Interpretation 11 [AASB 2] | Consequential amendments to AASB 2: Share-based Payment arising from AASB Interpretation 11: AASB 2 – Group and Treasury Share Transactions. Affects equity transactions with employees whether shares given by / issued by shareholders or parent entity. | Periods commencing on or after 1 March 2007 | Unless the Group enters into such share-based payment transactions in future reporting periods, these amendments are not expected to have any impact on the Group's financial report | 1 July 2007 |
| AASB 8 (issued Feb 2007) | Operating Segments | Replaces the presentation requirements of segment reporting in AASB 114 Segment Reporting. | Periods commencing on or after 1 January 2009 | AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report. | 1 July 2009 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

**Australian Accounting Standards/Amendments Released But Not Yet Effective – 30 June 2007 Year Ends**

| AASB reference | Title and Affected Standard(s): | Summary | Application date: | Impact on Group Financial Report | Application date for Group |
|---|---|---|---|---|---|
| AASB 2007-3 (issued Feb 2007) | Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038] | Amendments arise from the release of AASB 8 Operating Segments | Periods commencing on or after 1 January 2009 | See Above | 1 July 2009 |
| AASB 2007-4 (issued Apr 2007) | Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments [AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 & 1038] | Implements the proposals in ED 151: Australian additions to, and Deletions from, IFRSs. Changes to 34 standards. Introduction of new accounting policy choices and removal of various Australian-specific disclosure requirements (internationalising specific Australian treatments). Allows choice of reporting in cash flow statement from direct only to now include indirect, proportionate consolidation now allowed for joint ventures, tax reconciliation can now be done on tax rate basis, and changes to accounting for government grants. | Periods commencing on or after 1 July 2007 | Amendments will change the presentation of the financial statements if chosen by the Company. | 1 July 2007 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

| AASB reference | Title and Affected Standard(s): | Summary | Application date: | Impact on Group Financial Report | Application date for Group |
|---|---|---|---|---|---|
| AASB 123 (revised Jun 2007) | Borrowing Costs | Revised standard requiring the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. | Periods commencing on or after 1 January 2009 | Unless the Company engages on this type of transactions in future periods, there will be no impact on the amounts included in the Group's financial statements. | 1 July 2009 |
| AASB 2007-6 (issued Jun 2007) | Amendments to Australian Accounting Standards arising from AASB 123 [AASB 1, AASB 101, AASB 107, AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12] | Consequential amendments to a number of standards and interpretations arising from the amendments to AASB 123 that remove reference to the expensing option. | Periods commencing on or after 1 January 2009 | See Above | 1 July 2009 |
| AASB 2007-7 (issued Jun 2007) | Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128] | Makes editorial amendments to six Standards, removes the encouragement in AASB 107: Cash Flow Statements to adopt a particular format for the cash flow statement and deletes superseded implementation guidance accompanying AASB 4 Insurance Contracts. | Periods commencing on or after 1 July 2007 | This amendment will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report. | 1 July 2007 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

### (c) Statement of compliance

AASB Interpretations/Amendments Released But Not Yet Effective – 30 June 2007 Year Ends

| AASB reference | Title and Affected Standard(s): | Summary | Application date: | Impact on Group Financial Report | Application date for Group |
|---|---|---|---|---|---|
| AASB Interpretation 10 (issued Sept 2006) | Interim Financial Reporting and Impairment<br>AASB 134: Interim Financial Reporting, AASB 136: Impairment of Assets, and AASB 139: Financial Instruments: Recognition and Measurement | Prevents the reversal of impairment losses between interim and final reporting periods in respect of goodwill, investments in equity instruments, and financial assets carried at cost because fair value cannot be reliably determined. | Periods commencing on or after 1 November 2006 | As the Group has not recognised an impairment loss on any such assets at an interim period and subsequently reversed the impairment loss in the annual report, this amendment is not expected to have any impact on the Group's financial report. | 1 July 2007 |
| AASB Interpretation 11 (issued Feb 2007) | AASB 2 – Group and Treasury Share Transactions | Addresses the classification of a share-based payment transaction (as equity or cash settled) under AASB 2: Share-based Payment. It clarifies that when an entity's employees are granted rights to the entity's equity instruments either by the entity or its shareholders, the transactions are accounted for as equity-settled transactions. It also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent. | Periods commencing on or after 1 March 2007 | This amendment will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report. | 1 July 2007 |

Application date is for the annual reporting periods beginning on or after the date shown in the above table.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

### (d) Principles of Consolidation

A controlled entity is any entity Allied Gold Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 9(b) to the financial statements.

All inter company balances and transactions between entities in the economic entity, including any unrealized profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies adopted by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/ excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the entity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

### (e) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

### (f) Income Tax

The charge for current income tax expenses is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where this is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

### (g) Mineral Exploration and Evaluation and Development Expenditure

Mineral exploration expenditures and acquisition costs in relation to areas of interest have been written off in the year in which they are incurred on projects except where exploration and evaluation activities in the area have not yet reached a stage that permits reasonable assessment of the existence or otherwise of economically recoverable reserves.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

Exploration and evaluation costs, including the costs of acquiring licenses, are capitalised as exploration and evaluation assets on an area of interest basis. Costs incurred before the consolidated entity has obtained the legal rights to explore an area are recognised in the income statement.

Exploration and evaluation assets are only recognised if the rights of the area of interest are current and either:

(i) The expenditures are expected to be recouped through successful development and exploitation of the area of interest; or

(ii) Activities in the area of interest have not at the reporting date, reached a stage which permits a reasonable assessment of the existence or other wise of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount (see impairment accounting policy). For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. The cash-generating unit shall not be larger than the area of interest.

When production commences, carried forward exploration and evaluation costs are transferred to mine development cost at carrying value, and are amortised from the date on which commercial production begin.

Restoration costs expected to be incurred are provided for as part of exploration & evaluation phases that give rise to the need for restoration.

*Mine Development costs*

(1) Capitalised mine development costs include expenditures incurred to develop new ore bodies to define further mineralization in existing orebodies, to expand the capacity of a mine and to maintain production. Mine development also includes costs transferred from exploration and evaluation phase once production commences in the area of interest.

Amortisation of mine development is computed by the units of production basis over the estimated proved and probable reserves. Proved and probable mineral reserves reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which production commences. The amortisation is calculated from recoverable proven and probable reserves and a predetermined percentage of the recoverable measured, indicated and inferred resource. This percentage is reviewed annually and is currently zero.

(2) Restoration costs expected to be incurred are provided for as part of development phase that give rise to the need for restoration.

When rights to tenure are held and expenditures have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economical mine life once mining commences.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal, and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

### (h) Plant and Equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the economic entity includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

### Depreciation

The depreciation amount of all fixed assets including building and capitalised lease assets is depreciated on a straight line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rate used for each class of depreciable assets are:

| Class of Fixed Asset | Depreciation Rate |
|---|---|
| Plant and equipment | 5-33% |
| Plant and equipment leased to external parties | 10-20% |
| Leased plant and equipment | 15% |

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

### (i) Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rated prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange difference arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group Companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows;

Assets and liabilities translated at year-end exchange rates prevailing at that reporting date.

Income expenses are translated at average exchange rates for the period.

Retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

### (j) Acquisitions of Assets (Including business combinations)

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired, including goodwill where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

The purchase method of accounting is used for all acquisitions of assets (including business combinations). Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of the acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised as a gain in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

**(k) Impairment of Assets**

At each reporting date, the group reviews the carrying values of tangible assets and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

**(l) Employee Benefits**

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled plus related on costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

**(m)Financial Instruments**

*Recognition*

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

*Financial assets at fair value though profit and loss*

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the Income statement in the period in which they arise. Assets in this category are classified as current assets

*Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method. They are included in current assets, except for those maturities greater than 12 months after the balance sheet date which are classified as non current assets.

*Held-to-maturity investments*

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

*Available-for-sale financial assets*

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity. They are classified as non current unless management intends to dispose of the investment within 12 months of the balance date.

*Financial Liabilities*

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principle payments and amortisation.

*Derivative Instruments*

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

- Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge),

  Or

- Hedges of the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges)

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps hedging fixed rate borrowings is recognized in then income statement within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in the income statement within other income or other expenses.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedge item for which the effective interest method is used is amortised to profit or loss over the period to maturity using a recalculated effective interest rate.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedged is recognized in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the income statement within other income or other expenses.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement within "finance costs". The gain or loss relating to the effective portion of forward foreign exchange contracts hedging export sales is recognized in the income statement within "sales". However, when the forecast transaction that is hedged results in the recognition of non-financial assets (for example, inventory or fixed assets) the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognized in profit or loss as cost of goods sold in the case of inventory, or as depreciation in the case of assets.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the income statement and are included in other income or other expenses.

Derivative Instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

*Fair value*

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value of all unlisted securities, including recent arm's length transactions, reference to similar instructions and option pricing models.

*Impairment*

At each reporting date, the group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

**(n) Revenue Recognition**

Revenue from the sale of goods and disposal of other assets is recognised when the Company has passed control of the goods or other assets to the buyer.

Revenue from the rental of plant is recognised on an accruals basis.

Interest income is recognised when it is credited by the relevant financial institution.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

### (o) Earnings per share

*Basic earnings per share*

Basic earnings per share ("EPS") is calculated as net profit or loss, rather than excluding extraordinary items.

*Diluted earnings per share*

Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather that the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

### (p) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

### (q) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

### (r) Share-based payment transactions

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

- the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods, and
- specific incentive arrangements for Non-Executive Directors of Group companies whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options in the particular group company.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a binomial model.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors of the Group, will ultimately vest.

This opinion is formed based on the best available information at balance date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

### (s) Provisions

Provisions are recognised when the group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will results and that outflow can be reliably measured.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense

### Critical Accounting Estimates and Judgments

The directors evaluate estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group.

Key Estimates – Impairment

The group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

### (t) Fair Value Estimates

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

## SUMMARY OF ACCOUNTING POLICIES (CONT'D)

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

**(u) Contributed Equity**

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

**(v) Borrowing Costs**

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## 2. REVENUES AND EXPENSES

| | Economic Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| **(a) Revenue from continuing operations** | | | | |
| Interest revenue | | | | |
| - interest other persons | 1,845,894 | 779,503 | 1,845,894 | 779,503 |
| - interest – wholly owned controlled entities | - | - | 519,666 | 1,121,137 |
| Total Interest | 1,845,894 | 779,503 | 2,365,560 | 1,906,640 |
| Other income | - | 44,725 | - | 44,725 |
| | 1,845,894 | 824,228 | 2,365,560 | 1,945,365 |
| **(b) Other income** | | | | |
| Fair value change on investments held for trading | - | 220,989 | - | 220,989 |
| Net gain on disposal of assets | - | 770,960 | - | 770,960 |
| Net gain on disposal of investments | - | 20,527 | - | 20,527 |
| Other | 5,292 | - | 251,544 | - |
| | 5,292 | 1,012,476 | 251,544 | 1,012,476 |
| **(c) Depreciation** | | | | |
| Plant and equipment | 107,639 | 357,283 | 107,639 | 163,896 |
| **(d) General and administrative expenses** | | | | |
| Corporate overheads | 1,360,733 | 780,491 | 694,956 | 780,491 |
| Directors' fees and benefits | 764,493 | 527,283 | 764,493 | 527,283 |
| Directors' share-based remuneration | 27,900 | 973,822 | 27,900 | 973,822 |
| Other share-based payments | 61,125 | 354,295 | 61,125 | 354,295 |
| Staffing costs | 708,747 | 172,503 | 708,747 | 172,503 |
| Other expenses | 701,160 | 451,353 | 827,731 | 457,479 |
| Management fees paid to related party | - | 133,198 | - | 133,198 |
| General & administrative expenses | 3,624,158 | 3,392,945 | 3,084,952 | 3,399,071 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

### 3. INCOME TAX EXPENSE

| | Economic Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| The components of income tax expense comprise: | | | | |
| Current tax | - | - | - | - |
| Deferred tax | - | - | - | - |
| Income tax benefit reported in the income statement | - | - | - | - |
| The prima facie tax on profit/(loss) before income tax is reconciled to the income tax as follows: | | | | |
| Prima facie tax payable on profit/ (loss before income tax at 30% (2005:30%) | | | | |
| Loss before income tax | (1,880,611) | (1,726,071) | (575,487) | (594,408) |
| At the Group's statutory income tax rate of 30% (2006: 30%) | (564,183) | (517,821) | (172,646) | (178,322) |
| Non allowable items | 279,459 | (6,222,080) | 235,177 | 140,294 |
| Non-assessable income | (690,826) | (446,157) | (293,656) | (393,120) |
| Losses (recognised)/not recognised | 975,550 | 7,186,058 | 231,125 | 431,148 |
| Income tax attributable to entity | - | - | - | - |
| The applicable weighted average effective tax rates are as follows: | n/a | n/a | n/a | n/a |
| Tax assets not brought to account, the benefits of which will only be realized if the conditions for deductibility set out in note 1 occur | | | | |
| Deferred tax assets | | | | |
| - temporary differences | 240,42 | 64,877 | 99,567 | 64,877 |
| - tax losses - operating losses | 8,682,005 | 1,221,683 | 1,452,809 | 1,221,683 |
| - capital losses | - | - | - | - |

In addition to the above Australian estimated future income tax benefits the consolidated entity has incurred significant expenditure in Papua New Guinea, some of which should give rise to deductions but have not been quantified.

There are no franking credits available.

The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2007

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

| | Economic Entity | | Parent entity | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| **4. CASH AND CASH EQUIVALENTS** | | | | |
| Cash at bank | 12,657,949 | 55,370,334 | 12,017,381 | 55,233,289 |
| Bank bills and term deposits | - | - | - | - |
| | 12,657,949 | 55,370,334 | 12,017,381 | 55,233,289 |
| The effective interest rate on short term bank deposit was 6.2% (2006: 5.45%);these deposits are available on call | | | | |
| **Reconciliation of Cash** | | | | |
| Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the balance sheet as follows: | | | | |
| Cash and cash equivalents | 12,657,949 | 55,370,334 | 12,017,381 | 55,233,289 |
| **5. TRADE AND OTHER RECEIVABLES - CURRENT** | | | | |
| Net GST refundable | - | 88,595 | - | 88,595 |
| Proceeds from sale of plant | - | 500,000 | - | 500,000 |
| Other receivables | 81,277 | 85,543 | 8,449 | 36,131 |
| Amounts receivable from wholly owned subsidiaries | - | - | - | 2,543,111 |
| | 81,277 | 674,138 | 8,449 | 3,167,837 |
| **- NON CURRENT** | | | | |
| Amounts receivable from wholly owned subsidiaries at cost | - | - | 84,915,794 | 21,128,095 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

| | Economic Entity 2007 $ | Economic Entity 2006 $ | Parent Entity 2007 $ | Parent Entity 2006 $ |
|---|---|---|---|---|
| **6. OTHER FINANCIAL ASSETS – CURRENT** | | | | |
| Available for sale financial assets | | | | |
| (a) available for sale assets comprise | | | | |
| - Listed Investments at fair value | 474,419 | 372,429 | 474,419 | 372,429 |

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

| | Economic Entity 2007 $ | Economic Entity 2006 $ | Parent Entity 2007 $ | Parent Entity 2006 $ |
|---|---|---|---|---|
| **7. OTHER FINANCIAL ASSETS – NON CURRENT** | | | | |
| Available for sale financial assets | | | | |
| (a) available for sale assets comprise | | | | |
| - Listed Investments at fair value | 1,447,200 | - | 1,447,200 | - |
| **8. PLANT AND EQUIPMENT** | | | | |
| Plant and equipment – at cost | 67,222,593 | 3,806,383 | 485,356 | 389,766 |
| Accumulated depreciation | (788,961) | (220,103) | (137,550) | (29,911) |
| Total property, plant and equipment | 66,433,632 | 3,586,280 | 347,806 | 359,855 |
| Reconciliation of the carrying amount of plant and equipment at the beginning and end of the current and previous financial year. | | | | |
| Plant and equipment | | | | |
| Carrying amount at beginning of year | 3,586,280 | 1,575,585 | 359,855 | 1,278,772 |
| Additions | 62,954,991 | 3,493,584 | 95,590 | 373,780 |
| Disposal | - | (1,125,606) | - | (1,128,801) |
| Depreciation | (107,639) | (357,283) | (107,639) | (163,896) |
| Carrying amount at end of year | 66,433,632 | 3,586,280 | 347,806 | 359,855 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## 9. EXPLORATION AND EVALUATION EXPENDITURE

| | Economic Entity | | Parent entity | |
|---|---|---|---|---|
| | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Exploration expenditure – costs carried forward in respect of areas of interest in: | | | | |
| Exploration and evaluation phases | 30,002,238 | 27,769,231 | - | 804,408 |
| The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas. | | | | |
| Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and the previous financial year: | | | | |
| Carrying amount at beginning of year | 27,769,231 | 15,616,266 | 804,408 | 829,943 |
| Expenditure outlaid in cash and accrued | 9,924,639 | 12,097,666 | - | 3,952 |
| Expenditure reclassified to Development | (7,691,632) | - | - | - |
| Sale of Tenements for shares | - | - | (804,408) | - |
| Foreign currency translation | - | 84,786 | - | - |
| Write off discontinued projects | - | (29,487) | - | (29,487) |
| Carrying amount at end of year | 30,002,238 | 27,769,231 | - | 804,408 |

## 10(A) INVESTMENT IN CONTROLLED ENTITIES

| | | | | |
|---|---|---|---|---|
| Unlisted investments – at cost | | | | |
| Shares in controlled entities | - | - | 5,988,206 | 5,988,251 |

## 10(B) INVESTMENT IN CONTROLLED ENTITIES AT COST

| Controlled entities | Class of share | Place of Incorporation | Equity Holding 2007<br>% | Equity Holding 2006<br>% | Cost to Company 2007<br>$ | Cost to Company 2006<br>$ |
|---|---|---|---|---|---|---|
| Parent Entity | | | | | | |
| Allied Gold Limited | | Australia | - | - | - | - |
| Controlled Entities | | | | | | |
| Aretrend Pty Ltd | Ord | Australia | 100 | 100 | - | - |
| Advance R & D Pty Ltd | Ord | Australia | 100 | 100 | - | - |
| Nord Pacific Limited, (i) | | | | | | |
| and its controlled entities; | Ord | Canada | 100 | 100 | 5,988,206 | 5,988,251 |
| Simberi Gold Company Limited (ii) | Ord | PNG | 100 | 100 | - | - |
| Nord Australex Nominees (PNG) Limited (iii) | Ord | PNG | 100 | 100 | - | - |
| Nord Australex Nominees Pty Ltd (iv) | Ord | Australia | - | 100 | - | - |
| Hicor Corporation (iv) | Ord | United States | - | 100 | - | - |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## 10(B) INVESTMENT IN CONTROLLED ENTITIES AT COST (CONT'D)

| Controlled entities | Class of share | Place of Incorporation | Equity Holding 2007 % | Equity Holding 2006 % | Cost to Company 2007 $ | Cost to Company 2006 $ |
|---|---|---|---|---|---|---|
| Compania Minera Nord Pacific de Mexico, S.A. de C.V. (v) | Ord | Mexico | 100 | 100 | - | - |
| Allied Tabar Exloration Pty Ltd (vi) | Ord | Australia | 100 | - | - | - |
| Tabar Exploration Company Ltd (vii) | Ord | PNG | 100 | - | - | - |
| | | | | | 5,988,206 | 5,988,251 |

(i) Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii) Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands

(iii) Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands

(iv) These companies were de-registered in the year

(v) Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.

(vi) Allied Tabar Exploration registered 25 May 2006

(vii) Tabar Exploration Company Ltd (PNG) registered 23 May 2006

The fair value of the controlled entities cannot be reliably measured as variability in the range of reasonable fair value estimates is significant. As a result, all controlled entities are reflected at cost. Management has determined that the estimate of total consolidated fair values for the controlled entities would be in excess of the carrying amount.

| | Economic Entity 2007 $ | Economic Entity 2006 $ | Parent Entity 2007 $ | Parent Entity 2006 $ |
|---|---|---|---|---|
| **11. TRADE AND OTHER PAYABLES – CURRENT** | | | | |
| Trade payables – unsecured | 8,466,801 | 1,997,168 | 222,365 | 286,104 |
| Other payables and accruals – unsecured | 696,339 | 861,784 | 352,933 | 375,169 |
| | 9,163,140 | 2,858,952 | 575,298 | 661,273 |
| **12. TRADE AND OTHER PAYABLES – NON CURRENT** | | | | |
| Other payables and accruals – unsecured | 2,424,861 | - | - | - |
| | 2,424,861 | - | - | - |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## 13.REHABILITATION, RESTORATION AND ENVIRONMENTAL COSTS

Long-term environmental obligations are based on the Consolidated Entity's environmental management plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure, and other costs associated with the restoration of the site. Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining live of the mine. These increases are accounted for on a net present value basis.

Annual increases in the provision relating to the change in the net present value of the provision and inflationary increases are accounted for in earnings. To the extent that such increases stem from the unwinding of a discounting of the provision to its net present value, this is recognised as a financial expense.

## 14.ISSUED CAPITAL

| | 2007 Number of shares | 2006 Number of shares | 2007 $ | 2006 $ |
|---|---|---|---|---|
| *(a) Ordinary shares fully paid* | | | | |
| Balance at beginning of financial year | 272,022,528 | 120,579,818 | 87,802,197 | 23,422,127 |
| Issue of shares to Simberi Gold Corp | | 2,000,000 | | 600,000 |
| Placement December 2005 at 40 cents | | 1,295,828 | | 518,331 |
| Placement January 2006 at 40 cents | | 23,704,172 | | 9,481,669 |
| Placement February 2006 at 44 cents | | 15,192,027 | | 6,684,492 |
| Placement March 2007 at 32 cents | 40,800,000 | 79,545,455 | 13,054,141 | 35,000,000 |
| Placement May 2006 at 60 cents | | 21,800,000 | 5,675,316 | 13,080,000 |
| Conversion of options during year ended 30 June 2007 | 24,826,582 | 7,905,228 | | 2,381,100 |
| Costs of capital raising | | | (737,074) | (3,365,522) |
| Balance at end of financial year | 337,649,110 | 272,022,528 | 105,794,580 | 87,802,197 |

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote per share.

*(b) Options*

Options granted and exercised during the period, and on issue at balance date are as follows.

| Date and details of grant / exercise | No. of Options | Exercise Price | Expiry Date |
|---|---|---|---|
| Opening balance | 30,112,183 | $0.20 | 30 June 2007 |
| 9th March 2007 | 1,250,000 | $0.50 | 31 December 2008 |
| 9th March 2007 | 750,000 | $0.80 | 31 December 2008 |
| 23rd April 2007 | 2,040,000 | $0.40 | 31 December 2008 |
| Options exercised in the period | (24,826,582) | | |
| Balance at 30 June 2007 | 9,325,601 | | |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## 15. EARNINGS PER SHARE

| | Economic Entity 2007 | Economic Entity 2006 |
|---|---|---|
| Basic loss per share (cents per share) | (0.7) | (1.1) |
| Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share | 281,310,827 | 160,347,692 |
| Net loss used in the calculation of basic earnings per share | (1,880,611) | (1,726,071) |

There is no dilutive earnings per share as the economic entity incurred a loss for the year and there are no potential ordinary shares.

## 16. AUDITORS' REMUNERATION

| | Economic Entity 2007 $ | Economic Entity 2006 $ | Parent Entity 2007 $ | Parent Entity 2006 $ |
|---|---|---|---|---|
| Remuneration of the auditor of the parent entity: | | | | |
| Auditing or reviewing the financial report (BDO Kendalls Audit and Assurance (WA) formerly BDO) | 72,514 | 59,222 | 42,344 | 33,336 |
| Other services – | | | | |
| Taxation and gold hedging (BDO Kendalls Corporate Tax (WA) formerly BDO) | 8,050 | 17,500 | 8,050 | 17,500 |
| | 80,564 | 76,722 | 50,394 | 50,836 |

## 17. SEGMENT REPORTING

### Geographical segments

The consolidated entity has the following two geographical segments

- Australia
- Papua New Guinea

| (a) Geographical | Australia 2007 $ | Australia 2006 $ | Papua New Guinea 2007 | Papua New Guinea 2006 | Consolidated 2007 $ | Consolidated 2006 $ |
|---|---|---|---|---|---|---|
| **Revenue** | | | | | | |
| Total segment revenue | 1,851,186 | 1,918,279 | - | 176,791 | 1,851,186 | 2,095,070 |
| **Result** | | | | | | |
| Segment result | (575,487) | (594,410) | (1,305,124) | (1,131,662) | (1,880,611) | (1,726,071) |
| Income Tax | - | - | - | - | - | - |
| Loss from ordinary activities after tax | (575,487) | (443,522) | (1,305,124) | (1,131,662) | (1,880,611) | (1,726,071) |
| **Assets** | | | | | | |
| Segment assets | 14,381,000 | 57,658,973 | 99,202,799 | 30,191,248 | 113,583,799 | 87,850,221 |
| Segment liabilities | (575,298) | (661,273) | (11,012,703) | (2,197,679) | (11,588,001) | (2,858,952) |
| Net segment assets | 13,805,702 | 56,997,700 | 88,190,096 | 27,993,569 | 101,995,798 | 84,991,269 |
| Acquisition of property plant & equipment | 95,590 | 373,780 | 62,859,401 | 3,119,804 | 62,954,991 | 3,493,584 |
| Depreciation | 107,639 | 163,896 | - | 193,387 | 107,639 | 357,283 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## 17.SEGMENT REPORTING (CONT'D)

**Business segments**

The consolidated entity operates in only one business segment, mineral exploration.

## 18.RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated

Other related parties

- Mineral Commodities Limited provides the Company with services including, accounting, clerical, secretarial and fully serviced office accommodation. The total amount charged for the period was $86,168 (2006: $133,200).
- MineSite Construction Services a company in which Mr Mark Caruso is a Director and Shareholder provides the Company with services including, secretarial, and hire of equipment. The total amount charged for the period for these services was $1,245,183. These services are provided at commercial rates on an arms length basis. (2005: $Nil).

## 19.KEY MANAGEMENT PERSONNEL DISCLOSURES

**(a) Details of Key Management Personnel**

Mr Mark Victor Caruso : Executive Chairman

Mr Jeffrey John Moore : Non Executive Director

Mr Gregory Hugh Steemson : Non Executive director

Mr Anthony Lowrie : Non Executive Director (appointed 9th March 2007)

Mr Grant Brock : Chief Operating Officer (appointed 23rd October 2006) Executive Director (appointed 25th January 2007)

Mr Bob Burban – Exploration manager

Mr Fergus Hart – Resident Manager

Mr Ross Hastings – General Manager

Mr Albert Longo - Chief Financial Officer

Mr Peter Torre – Company Secretary

Mr David Lymburn (resigned 5th July 2006)

There were no changes to key management personnel between the reporting date and the date the financial report was authorised for issue.

**(b) Key Management Personnel Compensation**

The Company has applied the exemption under Corporations Amendments Regulation 2006 (no 4) which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial reports by Accounting Standard AASB 124 Related Party Disclosures. These remuneration disclosures are provided in the Remuneration Report of the Directors' Report designated as audited.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

**(b) Key Management Personnel Compensation (cont'd)**

Remuneration by category

| | Economic Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| *Key Management Personnel* | | | | |
| Short-term | 1,354,676 | 784,800 | 765,545 | 569,289 |
| Post-employment | 136,628 | 54,566 | 83,607 | 35,147 |
| Share-based payment | 89,025 | 1,137,422 | 48,275 | 973,822 |
| | 1,580,329 | 1,976,788 | 897,427 | 1,578,258 |

**(c) Option holdings of key management personnel**

**2007**

| Key Management Personnel | Balance at 1 July '06 | Granted as remuneration | Options exercised | Balance at 30 June '07 | Total vested 30 June '07 | Total exercisable 30 June '07 |
|---|---|---|---|---|---|---|
| Mark Caruso | 3,000,000 | - | 3,000,000 | - | - | - |
| David Lymburn | 600,000 | - | 600,000 | - | - | - |
| Jeffrey Moore | 2,000,000 | - | 2,000,000 | - | - | - |
| Greg Steemson | 1,300,000 | - | 1,300,000 | - | - | - |
| Grant Brock | - | 500,000 | - | 500,000 | 500,000 | 500,000 |
| Anthony Lowrie | - | - | - | - | - | - |
| Bob Burban | - | 500,000 | - | 500,000 | 500,000 | 500,000 |
| Fergus Hart | - | 500,000 | - | 500,000 | 500,000 | 500,000 |
| Ross Hastings | 1,000,000 | - | - | 1,000,000 | 1,000,000 | 1,000,000 |
| Albert Longo | - | 500,000 | - | 500,000 | 500,000 | 500,000 |
| | 7,900,000 | 2,000,000 | 6,900,000 | 3,000,000 | 3,000,000 | 3,000,000 |

**(d) Option holdings of key management personnel**

**2006**

| Key Management Personnel | Balance at 1 July '05 | Granted as remuneration | Options exercised | Balance at 30 June '06 | Total vested 30 June '06 | Total exercisable 30 June '06 |
|---|---|---|---|---|---|---|
| Mark Caruso | 1,000,000 | 2,000,000 | | 3,000,000 | 3,000,000 | 3,000,000 |
| David Lymburn | 600,000 | 1,000,000 | 1,000,000 | 600,000 | 600,000 | 600,000 |
| Jeffrey Moore | - | 2,000,000 | | 2,000,000 | 2,000,000 | 2,000,000 |
| Greg Steemson | 1,000,000 | 1,000,000 | 300,000 | 1,300,000 | 1,300,000 | 1,300,000 |
| Bob Burban | - | - | - | - | - | - |
| Fergus Hart | - | - | - | - | - | - |
| Ross Hastings | - | 1,000,000 | - | 1,000,000 | 1,000,000 | 1,000,000 |
| Albert Longo | - | - | - | - | - | - |
| | 2,600,000 | 7,000,000 | 1,300,000 | 7,900,000 | 7,900,000 | 7,900,000 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## 19.KEY MANAGEMENT PERSONNEL DISCLOSURES (CONT'D)

### (e) Shareholdings of key management personnel

**2007**

| Director | Balance at 1 July '06 | Received as remuneration | Options exercised | Net change other | Balance 30 June '07 |
|---|---|---|---|---|---|
| Mark Caruso | 694,168 | - | 3,000,000 | 1,283,625 | 4,977,693 |
| Jeff Moore | - | - | 2,000,000 | (1,200,000) | 800,000 |
| Greg Steemson | 300,000 | - | 1,300,000 | - | 1,600,000 |
| Anthony Lowrie | - | - | - | 1,635,460 | 1,635,460 |
| Bob Burban | - | - | - | - | - |
| Fergus Hart | - | - | - | - | - |
| Ross Hastings | 300,000 | - | - | - | 300,000 |
| Albert Longo | - | - | - | 2,000 | 2,000 |
| | 1,294,168 | - | 6,300,000 | 1,720,985 | 9,915,153 |

**2006**

| Director | Balance at 1 July '05 | Received as remuneration | Options exercised | Net change other | Balance 30 June '06 |
|---|---|---|---|---|---|
| Mark Caruso | 594,168 | - | - | 100,000 | 694,168 |
| Jeff Moore | 90,000 | - | - | (90,000) | - |
| Greg Steemson | 209,934 | - | 300,000 | (209,934) | 300,000 |
| Bob Burban | - | - | - | - | - |
| Fergus Hart | - | - | - | - | - |
| Ross Hastings | - | - | - | 300,000 | 300,000 |
| Albert Longo | - | - | - | - | - |
| | 894,102 | - | 300,000 | 100,066 | 1,294,168 |

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable that those the Group would have adopted if dealing at arm's length.

### (f) Loans to key management personnel

There were no loans to key management personnel during the period.

### (g) Other transactions and balances with key management personnel

There were no transactions or balances with key personnel other than those disclosed in the remuneration report of the Director's Report.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## 20. SHARE BASED PAYMENTS

The following share based payment arrangements existed at 30 June 2007

2,000,000 options were granted under the Allied Gold Employee Option Plan on 9th March 2007. The options have an exercise price of $0.50 and $0.80 with an expiry date of 31st December 2008.

Allied Gold employee option plan was approved by shareholders at the 2005 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

The directors were issued options during the 2006 year. Details of which can be found in the Directors Remuneration Report.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The options hold no voting or dividend rights and are not transferable.

All options granted to key management personnel are ordinary shares in Allied Gold Ltd, which confer a right of 1 ordinary share for every option held.

| | Economics Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2007 Number of Options | 2006 Number of Options | 2007 Number of Options | 2006 Number of Options |
| Outstanding at the beginning of the year | 7,900,000 | - | 7,900,000 | - |
| Granted | 2,000,000 | 8,860,000 | 2,000,000 | 8,860,000 |
| Forfeited | - | - | - | - |
| Exercised | (6,900,000) | (960,000) | (6,900,000) | (960,000) |
| Expired | - | - | - | - |
| Outstanding at year end | 3,000,000 | 7,900,000 | 3,000,000 | 7,900,000 |
| Exercisable at year end | 3,000,000 | 7,900,000 | 3,000,000 | 7,900,000 |

The weighted average exercise price was $0.28 and full details are shown below.

Employee Share Option Scheme

(a) options were granted for no consideration
(b) exercise price of $0.50 and $0.80
(c) grant date 1 March 2007
(d) expiry date 31 December 2008
(e) share price at grant date $0.32
(f) expected price volatility of the company's shares 60%
(g) risk free interest rate 6.15%

Directors Option Scheme

(h) options were granted for no consideration
(i) exercise price of $0.30 or $0.40
(j) grant date 30 November 2005
(k) expiry date 30 June 2007
(l) share price at grant date $0.415
(m) expected price volatility of the company's shares 55%
(n) risk free interest rate 5.26%

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

### 20.SHARE BASED PAYMENTS (CONT'D)

Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future tender, which may not eventuate.

The life of the options is based on the historical exercise patterns, which may not eventuate in the future.

Included under employee benefits expense in the income statement is $89,025 (2005: $1,328,118), and relates, in full, to equity-settled share-based payment transactions.

### 21.RECONCILIATION OF CASH FLOWS FROM OPERATIONS WITH LOSS AFTER INCOME TAX

| | Economic Entity | | Parent Entity | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | $ | $ | $ | $ |
| Loss after income tax | (1,880,611) | (1,726,071) | (575,487) | (594,408) |
| Depreciation | 107,639 | 357,283 | 107,639 | 163,896 |
| Fair value change of investments in listed companies | (27,303) | (220,989) | (27,303) | (220,989) |
| Provision – employee entitlements | 80,415 | 33,705 | 69,138 | 21,338 |
| Unrealised foreign exchange gain | - | - | - | - |
| Exploration expenditure capitalised | (9,924,639) | (9,328,957) | - | (3,952) |
| Mine Development costs | (49,922,016) | - | - | |
| Share-based payments | 89,025 | 1,328,117 | 89,025 | 1,328,117 |
| Gain on disposal of assets | - | (791,487) | | (791,487) |
| Other | (796,663) | - | (716,604) | |
| Changes in assets and liabilities during the year: | | | | |
| Increase (decrease) in payables and receivables | 6,832,220 | (538,576) | 428,219 | (50,592) |
| **Net cash used in operations** | (55,441,933) | (10,886,975) | (625,373) | (118,590) |

Credit or standby arrangements

The group has arranged a US$25.0m credit facility which was signed subsequent to period end

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

## 22.FINANCIAL INSTRUMENTS

### Financial Risk Management

The Group's principal financial instruments are cash, short term deposits and investments. The main purpose of these financial instruments is to provide a financial return on funds not yet required for operations. The Group has various other financial assets and liabilities such as receivables and trade payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk and credit risk. The Board reviews and agrees policies for managing each of these risks.

### Financial Risk

The main risks the group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk, credit risk and price risk.

### Interest Rate Risk

Interest rate risk is managed with a mixture of fixed and floating rate debt.

### Foreign Currency Risk

The group is exposed to fluctuations in foreign currencies arising from the sale and purchase of goods and services in currencies other than the group's measurement currency.

### Liquidity Risk

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

### Credit Risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Economic Entity. The Economic Entity has adopted the policy of only dealing with credit worthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Economic Entity measures credit risk on a fair value basis.

The Economic Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the economic entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

**Interest Rate Risk**

The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the following table:

| 2007<br>**Financial Assets** | Weighted Average interest rate<br>% | Floating interest rate<br>$ | Fixed interest maturing in 1 year or less<br>$ | Non-interest bearing<br>$ | Total<br>$ |
|---|---|---|---|---|---|
| Cash & cash equivalents | 6.20% | 12,657,949 | | - | 12,657,949 |
| Receivables | | | | 81,277 | 81,277 |
| Listed Shares | | | | 474,419 | 474,419 |
| Non Current Listed Shares | | | | 1,447,200 | 1,447,200 |
| | | 12,657,949 | | 2,002,896 | 14,660,845 |
| **Financial Liabilities** | | | | | |
| Payables | | | | 9,163,140 | 9,163,140 |
| | | | | 9,163,140 | 9,163,140 |
| **Net financial assets** | | 12,657,949 | | (7,160,244) | 5,497,705 |

| 2006<br>**Financial Assets** | Weighted Average interest rate<br>% | Floating interest rate<br>$ | Fixed interest maturing in 1 year or less<br>$ | Non-interest bearing<br>$ | Total<br>$ |
|---|---|---|---|---|---|
| Cash & cash equivalents | 5.45% | 55,370,334 | - | - | 55,370,334 |
| Receivables | | - | - | 674,138 | 674,138 |
| Listed Shares | | - | - | 372,429 | 372,429 |
| | | 55,370,334 | - | 1,046,567 | 56,416,901 |
| **Financial Liabilities** | | | | | |
| Payables | | - | - | 2,858,952 | 2,858,952 |
| | | - | - | 2,858,952 | 2,858,952 |
| **Net financial assets** | | 55,370,334 | - | (1,812,385) | 53,557,949 |

# notes to the financial statements (cont'd)

for the year ended 30 june 2007

**(a) Net Fair Value**

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

**(b) Unrecognised financial instruments**

The Company and controlled entities do not have any unrecognised financial instruments.

## 23. RESERVES

**(a) Foreign Currency Translation Reserve**

The foreign currency translation reserve records exchange differences arising on translation of a foreign controlled subsidiary.

**(b) Share-based Payments Reserve**

This reserve is used to record the value of options provided as payment for services received.

## 24. CAPITAL AND LEASING COMMITMENTS

**(a) Operating Lease Commitments**

| | Economic Entity | | Parent Entity | |
|---|---|---|---|---|
| Non Cancellable Operating Leases Contracted for but not capitalised in the Financial Statements | 2007<br>$ | 2006<br>$ | 2007<br>$ | 2006<br>$ |
| Office premises due within 1 year | 155,203 | 116,680 | 67,843 | 116,680 |
| Office premises due greater than 1 year and less than 5 | 289,080 | 138,874 | 249,040 | 138,874 |
| Total | 444,283 | 255,554 | 316,883 | 255,554 |

The operating leases are rental agreements for the Company's office premises in Perth and Brisbane expiring in February 2008 and November 2008 respectively.

**(b) Exploration & Development costs – Commitments for Expenditure.**

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements the Company and Economic entity is required to outlay $17,138,613 over the next financial year (2006: $11,683,960). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

## 25. SUBSEQUENT EVENTS

Subsequent to year end and as part of the US$25.0m financing facility, the company entered into gold hedging arrangements as a condition to this facility. This facility has commenced to be drawn down after period end.

Except for the above, no other matter or circumstance has arisen since 30 June 2007 that has significantly affected, or may significantly affect:

a. the Group's operations in future financial years, or
b. the results of those operations in future financial years, or
c. the Group's state of affairs in future financial years.

# declaration by directors

The Directors of Allied Gold Ltd declare that:

1. The financial statements comprising the income statement, balance sheet, cash flow statement, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001, and:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and other mandatory professional reporting requirements; and

   (b) give a true and fair view of the financial position as at 30 June 2007 and of the performance for the year ended on that date of the company and the consolidated entity.

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

3. The audited remuneration disclosures set out on pages 22 to 29 of the directors' report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

Signed in accordance with a resolution of the Directors:

**Mark Caruso**
Chairman
Dated at Perth this 28th day of September 2007

BDO Kendalls

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au
ABN 90 360 101 594

28 September 2007

The Directors
Allied Gold Limited
Unit 15, 51-53 Kewdale Road
WELSHPOOL WA 6106

Dear Sirs

**DECLARATION OF INDEPENDENCE BY BDO KENDALLS TO THE DIRECTORS OF ALLIED GOLD LIMITED**

As lead auditor of Allied Gold Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Allied Gold Limited and the entities it controlled during the period.

Yours faithfully
BDO Kendalls Audit & Assurance (WA) (formerly BDO)

BG McVeigh
Partner

**BDO Kendalls**

BDO Kendalls Audit & Assurance (WA)
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au
ABN 90 360 101 594

# INDEPENDENT AUDITOR'S REPORT
# TO THE MEMBERS OF ALLIED GOLD LIMITED

We have audited the accompanying financial report of Allied Gold Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the Corporations Regulations 2001, the consolidated entity has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 Related Party Disclosures, under the heading "Remuneration Report" in the directors' report and not in the financial report.

## Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the consolidated financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

## Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

BDO Kendalls

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

**Independence**

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001 would be in the same terms if it had been given to the directors at the time that this auditor's report was made.

**Auditor's Opinion on the Financial Report**

In our opinion:

(a) the financial report of Allied Gold Limited is in accordance with the Corporations Act 2001, including:

- (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of its performance for the year ended on that date; and
- (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

**Auditor's Opinion on the AASB 124 Remuneration Disclosures Contained in the Directors' Report**

In our opinion the remuneration disclosures that are contained in the directors' report comply with Accounting Standard AASB 124.

**BDO Kendalls Audit & Assurance (WA) (formerly BDO)**

BDO Kendalls

**BG McVeigh**
Partner

Perth, Western Australia
Dated this 28th day of September 2007

# statement of corporate governance

The Board of Directors of Allied Gold Limited has adopted the following set of principles for the corporate governance of the Company. These principles establish the framework of how the Board carries out its duties and obligations on behalf of the shareholders and were in place throughout the financial year.

**The Board of Directors**

Role of the Board

The Board of Directors is responsible for setting the strategic direction and establishing the policies of Allied Gold Limited and the consolidated entity. It is responsible for overseeing the financial position, and for monitoring the business and affairs of the Company and the consolidated entity on behalf of the shareholders, by whom the directors are elected and to whom they are accountable. It also addresses issues related to internal controls and approaches to risk management.

Composition of the Board

The directors' report contains details of the directors' qualifications, experience and special responsibilities.

Under the Constitution the minimum number of directors is three and the maximum is ten. Directors are not appointed for a fixed term. At each annual general meeting one third of the directors other than the Managing Director must resign by rotation, with those serving the longest resigning first. Resigning directors may stand for re-election.

Presently the Board comprises five directors. Mr Mark Caruso is the Executive Chairman and is responsible for managing the operations along with Mr Grant Brock the Chief Operating Officer. Mr Jeff Moore, Mr Greg Steemson and Mr Anthony Lowrie are non-executive directors. Details of directors' shareholdings are disclosed in the directors' report and financial report. There are no retirement schemes other than the payment of statutory superannuation contributions.

Any equity based compensation of directors is required to be approved in advance by shareholders.

**Chair and Managing Director**

The Company maintains that its best practice for there to be a separation between the roles of Chairman and the Managing Director. It is the intention of the Company to separate these roles in the coming year with the appointment of a new Chief Executive Officer. The Chairman Mr Mark Caruso will fill the position of Executive Chairman until such time as a new Chief Executive Officer is appointed.

**Independent professional advice**

The Company has procedures enabling any director or committee of the Board to seek external professional advice as considered necessary, at the Company's expense subject to prior consultation with the Chairman. A copy of any advice sought by a director would be made available to all directors.

**Conflict of interest**

In the event that a potential conflict of interest may arise, involved directors must withdraw from all deliberations concerning the matter. They are not permitted to exercise any influence over other Board members.

**Shareholders relations and communications**

The Company's shareholders are responsible for voting on the appointment of directors. The Board informs shareholders of all major developments affecting the Company by:

- Preparing half yearly and annual financial reports and making these available to all shareholders.
- Advising the market of matters requiring disclosure under Australian Stock Exchange Continuous Disclosure Rules.
- Maintaining a record of significant ASX announcements on the Company's website.

# statement of corporate governance (cont'd)

- Submitting proposed major changes in the Company's affairs to a vote of shareholders, as required by the Corporations Law.
- Reporting to shareholders at annual general meetings on the Company's activities during the year. All shareholders that are unable to attend these meetings are encouraged to communicate issues or ask questions by writing to the Company.
- As a consequence of the merger by Plan of Arrangement with Nord Pacific Limited, Allied Gold Limited has more than 300 shareholders resident in the United States of America and accordingly is a foreign private issuer under US Securities Laws. This means that all public announcements made in Australia must also be filed in the United States (and Canada), and the annual financial statements must be filed on Form 20-F. This requires a reconciliation to US GAAP reporting and requires adherence to Sarbannes-Oxley compliance for US reporting.

**Board committees**

The entire Board undertakes the function of an Audit Committee. The duties of this committee include:

- to be the focal point of communication between the Board, management and the external auditor;
- to recommend and supervise the engagement of the external auditor and monitor auditor performance;
- review the effectiveness of management information and other systems of internal control;
- review all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- review significant transactions that are not a normal part of the Company's business;
- review the year end and interim financial information and ASX reporting statements;
- to monitor the internal controls and accounting compliance with the Corporations Act, ASX Listing Rules, external audit reports and ensure prompt remedial action where required; and
- review the Company's financial statements and accounting procedures.

The Company is currently in the process of establishing a fully constituted audit committee and should be in place for the majority of the 2007/2008 financial year.

The Company's auditor is invited to attend the annual general meeting and the Company supports the principle of the auditor being available to answer questions on the conduct of the audit and the content of the audit report.

The Board has a formally constituted a Remuneration Committee.

**Internal control framework and business risk management**

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility the Board has instigated an internal control framework that includes the following.

- Financial reporting – there is a comprehensive budgeting and forecasting system with updates provided to the Board at each Board meeting. Periodic reports are provided to the Board. Quarterly, half yearly and annual reports are prepared in accordance with the Corporations Act and ASX Listing Rules.
- The Executive Chairman and the Chief Financial Officer are required to confirm in writing that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.
- The Company has written policies covering health, safety and the environment.

# statement of corporate governance (cont'd)

**Ethical standards**

The Board adopts a proactive approach to promoting the practice of high ethical standards. All directors and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company, in the following areas;

- professional conduct,
- dealings with suppliers, advisers and regulators,
- dealings with the community and specifically in dealings with traditional landowners, and
- dealings with other employees.

**Privacy**

The company has resolved to comply with the National Privacy Principles contained in the Privacy Act 1988, to the extent required for a company the size and nature of Allied Gold Limited.

**ASX Guidelines on Corporate Governance**

Pursuant to ASX Listing Rules the Company must provide a statement disclosing the extent to which the ASX best practice recommendations have not been followed in the reporting period. Below the Company provides an explanation of any areas where Allied Gold Limited does not presently comply withy ASX best practice recommendations.

A majority of the Board of directors is not comprised of independent directors under the ASX definition of independent, and the Chairman is not an independent director.

Each individual member of the Board is satisfied that whilst the Company may not comply with a strict interpretation of this particular best practice recommendation, the Board always acts with independence and in accordance with the Statement of Corporate Governance.

The ASX guidelines prescribe that a Company should have a written policy regarding trading in the Company's securities. The Company does not presently have a written policy. However the practices followed in this respect are as follows;

- Directors are bound by disclosure agreements in the form recommended by ASX.
- The Company adheres to a regime of continuous disclosure as prescribed by the ASX Listing Rules and actively promotes confidentiality in all its dealings, and encourages such a practice with all staff and key consultants. This culture of confidentiality is designed to protect the integrity of the Company's intellectual property and "commercial in confidence" dealings. Another consequence of this culture is to exclude the notion of insider trading or abuse of confidential information.

# shareholder information

Additional information required by the Australian Stock Exchange Ltd Listing Rules and not disclosed elsewhere in this report. This information is current as at 25 September 2007

**Twenty Largest Shareholders**

| Name | Number of ordinary shares | Percentage of issued shares |
|---|---|---|
| HSBC Custody Nominees (Australia) Ltd | 112,153,238 | 32.99 |
| Computershare Clearing Pty Ltd <CCNL DI A/C> | 33,839,582 | 9.95 |
| HSBC Custody Nominees (Australia) Ltd – A/C 2 | 22,947,362 | 6.75 |
| Mineral Commodities Limited | 19,534,379 | 5.75 |
| JP Morgan Nominees Australia Limited | 19,273,707 | 5.67 |
| ANZ Nominees Limited <Cash Income A/C> | 17,867,444 | 5.26 |
| National Nominees Limited | 9,480,612 | 2.79 |
| HSBC Custody Nominees (Australia) Ltd – GSI ECSA | 5,229,835 | 1.54 |
| Mr Mark Victor Caruso | 3,794,168 | 1.12 |
| Citicorp Nominees Pty Limited | 3,199,941 | 0.94 |
| Nefco Nominees Pty Ltd | 3,137,642 | 0.92 |
| Mark R Welch + Sharon S Welch | 2,902,800 | 0.85 |
| W Pierce Carson | 1,663,682 | 0.49 |
| Dr Wolf Gerhard Martinick | 1,400,000 | 0.41 |
| Mr Robert Galbraith | 1,163,836 | 0.34 |
| Paticoa Nominees Pty Ltd | 1,064,946 | 0.31 |
| Zurich Bay Holdings Pty Ltd – Minesite Construction A/C | 1,050,000 | 0.31 |
| Scarp Holdings Pty Ltd | 1,002,717 | 0.29 |
| Piccadilly Properties Limited C/- Fiduciary Management Services Ltd | 1,000,000 | 0.37 |
| Mr Gregory Hugh Steemson | 1,000,000 | 0.37 |
| | 262,706,191 | 77.42 |

Distribution of Shareholders

| Range of holdings | Number of shareholders | Number of shares |
|---|---|---|
| 1 – 1,000 | 469 | 191,737 |
| 1,001 – 5,000 | 659 | 1,915,725 |
| 5,001 – 10,000 | 432 | 3,638,127 |
| 10,001 – 100,000 | 908 | 30,913,144 |
| 100,001 – and over | 162 | 303,315,977 |
| **Total holders** | 2,630 | 339,974,710 |

**Marketable Parcels**

Number of shareholders holding less than a marketable parcel of ordinary shares is 339.

**Voting Rights**

Every ordinary shareholder present in person or by proxy at meetings of shareholders shall have one vote for every share held.

Option holders have the right to attend meetings but have no voting rights until the options are exercised.

# shareholder information (cont'd)

**Substantial shareholders**

The following have provided substantial shareholder notices to the Company:

| | | | |
|---|---|---|---|
| 1 | M & G Investment Management Ltd. | 56,621,500 | 16.65% |
| 2 | Fidelity (Institutional Group) | 26,607,555 | 7.83% |
| 3 | Ward Ferry Management | 24,135,346 | 7.10% |
| 4 | Mineral Commodities Limited | 19,534,379 | 5.75% |
| 5 | L-R Managers, L.L.C. | 19,073,707 | 5.61% |

**Restricted securities**

The Company does not have any restricted securities

**Unquoted securities**

The following is a list of unquoted securities:

- 4,210,000 options with an exercise price of $0.50 exercisable on or before 31 December 2008. 1,860,000 of these options were issued pursuant to an employee option plan.
- 750,000 options with an exercise price of $0.80 exercisable on or before 31 December 2008.
- 2,040,000 options with an exercise price of $0.40 exercisable on or before 31 August 2008.

**Share buy backs**

There is no current on market share buy back.

**Stock Exchanges**

The Company's securities are quoted on both the Australian Stock Exchange and London's' Alternative Investment Market (AIM)

ALLIED GOLD LIMITED ABN 86 104 855 067

**Directors**
**Mark Victor Caruso**
Executive Chairman

**Jeffrey John Moore**
Non-Executive Director

**Gregory Hugh Steemson**
Non-executive Director

**Anthony Carmel Lowrie**
Non-executive Director

**Grant John Brock**
Executive Director - Chief Operating Officer

**Company Secretary**
**Mr Peter Torre**

**Registered office**
Level 1, Unit 14, 51-53 Kewdale Road,
Welshpool,
Western Australia
WA 6106

Telephone+ 618 9353 3638
Facsimile+ 618 9353 4894

E-mail info@alliedgold.com.au
Web www.alliedgold.com.au

**Auditors**
**BDO Kendalls (WA)**
**128 Hay St**
**Subiaco 6008**

**Share Registry**
**Computershare Investor Services Pty Ltd**
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Telephone 08 9323 2000
Facsimile08 9323 2033

**Solicitors**
**Steinepreis Paganin**
Level 4,
Next Building,
16 Milligan Street
Perth, Western Australia
WA 6000

**Stock Exchange Listing**
The Company is listed on the
Australian Stock Exchange Limited and
London's Alternative Investment Market
under the trading code ALD and AGLD respectively

**Nominated Advisor (UK)**
**Beaumont Cornish Limited**
5th Floor, 10-12 Copthall Ave
London EC2R 7DE

**UK Broker**
**Mirabaud Securities Limited**
21 St Jmae's Square
London SW1Y 4JP
United Kingdom

**UK Solicitors**
Hunton & Williams
30 St Mary Axe
London EC3A 8EP
United Kingdom

**UK Share Registrars**
**Computershare Investors Services Plc**
PO Box 82
The Pavillions
Bridgwater Road
Bristol, BS99 7NH
United Kingdom

Allied Gold Limited
Level 1, Unit 14, 51-53 Kewdale Road,
Welshpool,
Western Australia
WA 6106

T + 618 9353 3638
F + 618 9353 4894

E info@alliedgold.com.au
W www.alliedgold.com.au

ALLIED GOLD LIMITED